Exhibit 99.3

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Brilliance Auto
华晨汽车

Annual Report 2004

BMW
BMW

BRILLIANCE CHINA AUTOMATIVE HOLDINGS LIMITED
Brilliance Auto
Annual Report 2004

Contents

Corporate Information	2

Financial Highlights	3

Chairman’s Statement	4

Management’s Discussion and Analysis	6

Directors and Senior Management	9

Report of Directors	12

Auditors’ Report	26

Consolidated Income Statement	28

Balance Sheets	29

Consolidated Statement of Changes in Equity	31

Consolidated Cash Flow Statement	32

Notes to the Financial Statements	34

Supplementary Financial Information	96

Corporate Information

BOARD OF DIRECTORS

Mr. Wu Xiao An
(also known as Mr. Ng Siu On) (Chairman)
Mr. Lin Xiaogang (Chief Executive Officer)
Mr. Hong Xing (Vice Chairman)
Mr. Su Qiang (also known as Mr. So Keung)
Mr. Wu Yong Cun#
Mr. Lei Xiaoyang#
Mr. Xu Bingjin*
Mr. Song Jian*
Mr. Jiang Bo*

#	non-executive director

*	independent non-executive director

AUTHORISED REPRESENTATIVES

Mr. Wu Xiao An (also known as Mr. Ng Siu On)
Mr. Hong Xing

COMPANY SECRETARY

Mr. Hong Xing

QUALIFIED ACCOUNTANT

Madam Zhang Ruiping

REGISTERED OFFICE

Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF
     BUSINESS

Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong

AUDITORS

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
34th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation
     Limited, Hong Kong Branch

NEW YORK DEPOSITARY, TRANSFER AGENT
     AND REGISTRAR

The Bank of New York
101 Barclay Street
New York, N.Y. 10286
United States of America

HONG KONG BRANCH SHARE REGISTRAR
     AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712–16
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

LEGAL ADVISORS TO THE COMPANY

Appleby Spurling Hunter
Troutman Sanders
Shearman & Sterling LLP

INVESTOR RELATIONS

Weber Shandwick Worldwide (HK) Ltd.
Room 103–105
1/F Wilson House
19 Wyndham Street
Central, Hong Kong

Financial Highlights

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

	Year Ended and as of 31st December,
	2004	2003	2002	2001	2000
	RMB	RMB	RMB	RMB	RMB
	(Amounts in thousands except earnings per share)
Income Statement Data:
Turnover	6,541,998	10,109,557	7,319,455	6,218,436	6,306,430
Cost of Sales	(5,487,043)	(7,727,125)	(5,411,134)	(4,307,988)	(4,436,155)
Selling and Administrative Expenses	(1,232,960)	(1,236,857)	(989,511)	(657,931)	(575,657)
Net Profit	48,569	936,447	650,847	900,269	958,629
Basic Earnings per Share	RMB0.0132	RMB0.2554	RMB0.1775	RMB0.2548	RMB0.3042
Diluted Earnings per Share	RMB0.0132	RMB0.2533	N/A	N/A	RMB0.2953

Balance Sheet Data:
Total Assets	17,803,782	18,288,042	13,876,753	11,676,823	10,537,104
Current Assets	9,428,272	10,286,486	8,262,951	6,127,118	6,076,716
Current Liabilities	8,187,658	8,031,017	7,332,746	5,741,741	6,177,693
Shareholders’ Equity	6,881,886	6,891,652	6,028,255	5,412,703	3,831,474

Notes:

1.	The Consolidated Income Statement for the years ended 31st December, 2004 and 2003 are set out on page 28. The Income Statement data for the years ended 31st December, 2002, 2001 and 2000 are derived from the historical financial statements of the Group.

2.	The Consolidated Balance Sheets as at 31st December, 2004 and 2003 are set out on pages 29 to 30. The Balance Sheet data as at 31st December, 2002, 2001 and 2000 are derived from the historical financial statements of the Group.

Chairman’s Statement

Dear Shareholders:

Our results for 2004 were less than satisfactory. The implementation of macro-economic policies and austerity measures in China has resulted in a significant slowdown in growth in domestic demand for automobiles since the second quarter of 2004. The general slowdown of the automobile industry also intensified price competition during the year. As a result, the Group’s sales for 2004 were approximately RMB6.5 billion, representing a decrease of 35.3% from 2003, while net income was approximately RMB48.6 million, representing a decrease of 94.8% from 2003.

The deterioration in the macro-economic environment in the automotive industry in the second half of 2004 was worse than we expected. The extent of intensified price competition resulting from overcapacity, the continued rising prices of raw materials and the ongoing weak market sentiments were particularly unexpected. As a result, the sales volume of automobiles and profit margins of the Group in 2004 decreased significantly as compared to 2003, particularly for the Zhonghua sedans. Despite the weakness in the market, the Group was able to sell 61,618 minibuses and remained the market leader in the minibus market in 2004. The low sales volume of the Zhonghua sedan of 10,982 vehicles resulted in an operational loss for the sedan business and a one-time provision for impairment of intangible assets in respect of its design and development costs. Despite the difficult market environment in 2004, the BMW joint venture achieved sales of 8,708 BMW sedans and a net profit of RMB37.7 million.

Nonetheless, our overall decreased level of earnings and profit since the second half of 2004 resulting from the decrease in sales volume, average prices and the change in product mix was unsatisfactory. We have therefore taken wide-ranging internal measures to restore the minibus and the automotive components business to its previous level of profitability and sales volume, and to return the Zhonghua sedan business to profitability. These measures include reducing our operating costs and improving our operating efficiency, exploring new market opportunities, such as the export of sedans and minibuses to overseas markets, broadening our product range in both minibuses and sedans and upgrading and improving our distribution and after-sales services network. Furthermore, we will continue to strengthen our relationships with our partners through technological and strategic co-operation.

Chairman’s Statement

In 2004, we also began the development of a new 1.8-liter turbo engine with the technical assistance of FEV Motorentechnik GmbH, an internationally recognized leader in the design and development of internal combustion engines. The trial production of the engine is expected to begin in the fourth quarter of 2005. This engine will be used in our minibuses and sedans and will provide a competitively priced yet high quality alternative to the engines we currently procure from our engine suppliers.

Looking ahead, we remain confident in the long-term prospects and growth potential of the Chinese automobile industry. While our preliminary first quarter results show slight improvement in sales volume against the second half of 2004, the medium-term business outlook remains difficult to predict and may not be comparable to the level of success we have attained in recent years. We believe that the impact of the austerity measures and the intensification of competition in the Chinese automotive industry are likely to continue in 2005. The Group will continue to take proactive measures to cope with such challenges and to maintain its competitive edge in the market.

Finally, I would like to take this opportunity to express my sincere appreciation to our shareholders and staff for their continued dedication and commitment to the Group.

Wu Xiao An
(also known as Ng Siu On)
Chairman
25th April, 2005

Management’s Discussion & Analysis

BUSINESS REVIEW

The consolidated net sales of the Company and its major operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”), Shenyang ChenFa Automobile Component Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together, the “Group”) for the year ended 31st December, 2004 were RMB6,542.0 million, representing a 35.3% decrease from RMB10,109.6 million for the year ended 31st December, 2003. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and, especially, the Zhonghua sedans and the decrease in average unit selling prices due to the changes in product mix.

Shenyang Automotive sold a total of 61,618 minibuses in 2004, representing a 17.4% decrease from 74,618 minibuses sold in 2003. Of these vehicles sold, 54,992 were mid-priced minibuses, representing a 16.2% decrease from 65,614 units sold in 2003. Unit sales of deluxe minibuses decreased by 26.4% from 9,004 units in 2003 to 6,626 units in 2004. Shenyang Automotive sold 10,982 Zhonghua sedans in 2004, representing a 57.1% decrease from 25,600 sedans sold in 2003.

Cost of sales decreased by 29.0% from RMB7,727.1 million in 2003 to RMB5,487.0 million in 2004. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in 2004. Cost of sales as a percentage of sales was 83.9% in 2004, compared to 76.4% in 2003. The overall gross profit margin of the Group decreased from 23.6% in 2003 to 16.1% in 2004, as a result of lower gross profit margin in respect of minibuses and Zhonghua sedans due to the decrease in sales volume and the decrease in average selling prices resulting from the changes in product mix.

Other revenue decreased by 37.6% from RMB178.1 million in 2003 to RMB111.2 million in 2004. The difference was primarily due to the recognition of one-time tax refund of RMB48.5 million in relation to reinvestment by certain subsidiaries of the Group in 2003.

Selling expenses decreased by 19.5% from RMB621.3 million, representing 6.1% of turnover in 2003, to RMB500.3 million, representing 7.6% of turnover in 2004. The decrease was primarily due to the decrease in warranty costs and sales volume of the Zhonghua sedans and the decrease in marketing staff costs in 2004 as compared to 2003. General and administrative expenses increased by 19.0% from RMB615.6 million in 2003 to RMB732.6 million in 2004. The increase was primarily due to the increase in research and development costs incurred with respect to the “Granse” minibus (known as the “Grace” minibus before February 2004) and the Zhonghua sedans, the increase in provision for inventories and provision for and write-off of bad and doubtful debts in 2004.

Management’s Discussion & Analysis (Cont’d)

Other operating expenses increased by 37.6% from RMB51.3 million in 2003 to RMB70.6 million in 2004. The increase was mainly due to the one-off impairment of the property, plant and equipment in one of the Group’s subsidiaries. The Group has also recognised a one-time provision for impairment of intangible assets of RMB300.0 million in respect of the design and development costs of the Zhonghua sedans in 2004.

Interest expense net of interest income increased by 8.1% from RMB114.4 million in 2003 to RMB123.7 million in 2004 due to the increase in interest expense from notes payable and convertible bonds issued in November 2003.

Share of profits less losses of jointly controlled entities and associates increased by 17.2% from RMB95.1 million in 2003 to RMB111.5 million in 2004. The increase was mainly due to the contribution of profit in 2004 from BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity. The BMW joint venture achieved sales of 8,708 BMW sedans and a net profit of RMB37.7 million in 2004.

The Group recorded a loss before taxation amounting to RMB449.6 million in 2004 as compared to profit before taxation amounting to RMB1,253.0 million in 2003. The Group recorded net tax credit of RMB41.8 million in 2004 as compared to the tax expenses of RMB153.0 million in 2003, resulting from the decrease in the taxable income of the Group and the effect of deferred taxation in 2004.

As a result, profit attributable to shareholders decreased by 94.8% to RMB48.6 million in 2004 from RMB936.4 million in 2003. Basic earnings per share decreased by 94.8% to RMB0.0132 in 2004 from RMB0.2554 in 2003. Diluted earnings per share decreased by 94.8% to RMB0.0132 in 2004 from RMB0.2533 in 2003.

LIQUIDITY AND FINANCIAL RESOURCES

As of 31st December, 2004, the Group had RMB1,244.5 million in cash and cash equivalents, RMB1,008.6 million in short-term bank deposits and RMB2,777.2 million in pledged short-term bank deposits. The Group had bank notes payable of RMB5,848.4 million, but had no short-term or long-term bank loans outstanding as of 31st December, 2004. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million). Up to 31st December, 2004, none of the Convertible Bonds had been converted into the ordinary shares of the Company.

CONTINGENT LIABILITIES

Details of the contingent liabilities are set out in note 39 to the financial statements.

Management’s Discussion & Analysis (Cont’d)

DEBT TO EQUITY RATIO

The debt to equity ratio, computed by dividing total liabilities by shareholders’ equity, as of 31st December, 2004, was approximately 1.43 (2003: 1.41). The slight increase of the ratio is primarily due to the increase in current liabilities.

USE OF PROCEEDS

On 28th November, 2003, Brilliance Finance issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Up to 31st December, 2004, the Group had utilised US$169 million for general corporate and working capital purposes. The remaining unused balance of US$25 million had been placed with banks in interest-bearing U.S. dollar-denominated time and savings deposits.

FOREIGN EXCHANGE RISKS

The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 31st December, 2004.

EMPLOYEES AND REMUNERATION POLICY

The Group employed approximately 9,100 employees as at 31st December, 2004. Employee costs (excluding directors’ emoluments) amounted to approximately RMB323.0 million for 2004. The Group ensures that the pay levels of its employees are in line with industry practices and prevailing market conditions and employees are rewarded on a performance-related basis, and eligible for share options under the share option scheme adopted by the Company.

Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. Wu Xiao An (also known as Mr. Ng Siu On), age 43, has been Chairman of the Board of the Company since June 2002, and a director since 1994. He is responsible for the overall management and strategy of the Company. He was the Vice Chairman and the Chief Financial Officer of the Company from 1994 to June 2002. He is also a director of Shenyang Automotive. Mr. Wu holds a Bachelor of Arts degree from the Beijing Foreign Languages Institute and a Master of Business Administration degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.

Mr. Lin Xiaogang, age 45, has been a director, the President and the Chief Executive Officer of the Company since December 2004. Mr. Lin is currently the Vice Chairman and the President of Huachen Automotive Group Holdings Company Limited (“Huachen”). He is also the Chairman and the Chief Executive Officer of Shenyang Automotive. He was appointed as the Vice President of Shenyang Aircraft Industry (Group) Corporation Ltd. in 1997 and has become the Director of National Defense Science & Technology Office of Liaoning Provincial Government in 2002. Mr. Lin received a Bachelor of Engineering degree from Beijing University of Aeronautics & Astronautics and a Master of Business Administration degree from Tianjin University. In December 2000, Mr. Lin was awarded the title of Senior Economist (Researcher) by the Government of The People’s Republic of China.

Mr. Hong Xing, age 42, has been the Vice Chairman of the Company since June 2002, a director since 1994 and an Executive Vice President since 1999. Mr. Hong also serves currently as Company Secretary. He received a Bachelor of Arts degree from the Beijing Foreign Languages Institute in 1984. He also received a Doctor of Jurisprudence degree from the Columbia University School of Law in New York and is a member of the Bar of the State of New York. From 1985 to 1986, Mr. Hong worked as an attache in the Ministry of Foreign Affairs of China. From 1986 to 1990, Mr. Hong was an international civil servant at the United Nations headquarters in New York.

Mr. Su Qiang (also known as Mr. So Keung), age 39, has been a director of the Company since 1992. He formerly served as the President and the Chief Executive Officer of the Company and also the Chairman of Shenyang Automotive. He holds a Bachelor of Arts degree from the People’s University of China, as well as a graduation certificate from the Graduate School of the People’s Bank of China.

NON-EXECUTIVE DIRECTORS

Mr. Wu Yong Cun, age 42, has been a non-executive director of the Company since June 2003. Mr. Wu has been the Vice President of Huachen since December 2002. He is responsible for business planning and development and production management for Huachen. Mr. Wu has also served as the General Manager of Liaoning Provincial Water Sources Utility Company, the Assistant Director of Liaoning Provincial Development & Planning Commission and the Vice Chairman of Liaoning Provincial Science and Technology Association between June 1988 and September 2002. Mr. Wu holds a Bachelor of Engineering degree and a Master of

Directors and Senior Management (Cont’d)

Engineering degree from Dalian Science and Technology University as well as a Master of Business Administration degree from California State University, Fullertan School. Mr. Wu also holds the title of Senior Engineer.

Mr. Lei Xiaoyang, age 48, has been a non-executive director of the Company since June 2003. Mr. Lei has been the Deputy Chief Economist as well as General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and had been in charge of the Financing Department, Accounting Department, Strategic Planning Department and Securities Department. Mr. Lei holds a Bachelor of Engineering degree from the Shenyang Polytechnic University and a Master of Science degree from Liaoning University as well as a Master of Business Administration degree from Roosevelt University.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Xu Bingjin, age 65, has been an independent non-executive director of the Company since June 2003. Mr. Xu is currently the Chairman of The Association of Sino-European Economic and Technical Cooperation. He was formerly an Assistant Minister of The Ministry of Foreign Trade and Economic Cooperation, a director of the Office of National Mechanic and Electronic Products Importation and Exportation and a Senior Consultant of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.

Mr. Song Jian, age 48, has been an independent non-executive director of the Company since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Deputy Dean of the Automotive Engineering Department in Tsinghua University, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. In 1998, Mr. Song was awarded the Award of Outstanding Science and Technology Person in the China Automotive Industry. He holds a Bachelor Degree and a Doctorate degree, both in Engineering Science, from Tsinghua University. He is currently a professor of automotive dynamics and control engineering at Tsinghua University.

Mr. Jiang Bo, age 45, has been an independent non-executive director of the Company since September 2004. Mr. Jiang is an accountant, a certified public accountant and a certified public valuer in the PRC. He has been the general manager of Liaoning Reanda Certified Public Accountants in the PRC since 1999 and was a director of Dandong Zhongpeng Accounting Firm from 1993 to 1999. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the stock exchanges of the PRC. Mr. Jiang has been a certified public valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise. Mr. Jiang holds a Bachelor of Science in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University.

Directors and Senior Management (Cont’d)

COMPANY SECRETARY

Mr. Hong Xing (see biography above).

QUALIFIED ACCOUNTANT

Madam Zhang Ruiping, age 34, has been the qualified accountant of the Company since November 2004. Madam Zhang is the head of the financial department of the Group. She graduated from Shanghai University of Finance and Economics. She is a qualified PRC accountant and also a PRC certified pubic accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants. She worked at the financial department of China Merchants Group, Hong Kong from 1996 to 1999 and was the manager of the finance department of Shanghai Shenhua Holdings Co., Ltd from 1999 to 2003. On 15th April, 2005, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granted a 3-year conditional waiver to the Company commencing from 15th April, 2005 from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). Particulars of the waiver are set out in an announcement made by the Company dated 21st April, 2005.

Report of Directors

The directors of the Company present this report together with the audited financial statements of the Company and its subsidiaries (the “Group”) for the year ended 31st December, 2004.

PRINCIPAL ACTIVITIES

The Company is a holding company. The principal activities of its subsidiaries are set out in note 18 to the financial statements. The operating businesses of the Group are divided primarily into the manufacture and sale of (1) minibuses and automotive components and (2) sedans.

Prior to May 1998, the Company’s sole operating asset was its interest in Shenyang Automotive. As a result, the Company’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, the Company acquired interests in various suppliers of components and established joint ventures in the PRC since May 1998. With additional investments and joint ventures, the Company’s income base has been broadened and its future financial performance will differ from that of Shenyang Automotive.

In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned PRC enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co. Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ningbo Ruixing and Mianyang Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, in order to maintain their preferential tax treatment from the PRC government, all three companies began manufacturing automotive components as well.

In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Dongxing Automotive, a foreign-invested manufacturer of automotive components in the PRC.

In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in the PRC. The Zhonghua sedans were launched in the market in August 2002.

On 27th March, 2003, the Company, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in the PRC. The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. At that time, the Company’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On 28th April, 2003, the Company increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint

Report of Directors (Cont’d)

venture with BMW from 40.5% to 44.55%. On 16th December, 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

On 29th December, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited (“JinBei”), the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interest in Shenyang Automotive will be increased from 51.0% to approximately 70.7%.

On 19th October, 2004, the Company, through its direct subsidiary, Beston Asia Investment Limited, entered into an agreement with Madam Chen Qiuling for the acquisition of her 49% interest in Ningbo Yuming. Approvals of the acquisition were obtained from the relevant PRC government authorities on 25th November, 2004 and Ningbo Yuming became a wholly owned subsidiary of the Company.

Report of Directors (Cont’d)

TURNOVER AND CONTRIBUTION

The Group’s turnover and contribution to profit from operations for the year ended 31st December, 2004, analysed by product category, are as follows:

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,546,263	1,324,572	—	6,870,835
Intersegment sales	(328,837)	—	—	(328,837)

	5,217,426	1,324,572	—	6,541,998

Segment results	517,998	(596,667)	—	(78,669)

Impairment of intangible assets	—	(300,000)	—	(300,000)

Unallocated costs				(58,754)

Operating loss				(437,423)
Interest income				58,800
Interest expense				(182,458)
Share of profits less losses of:
Jointly controlled entities	31,465	—	19,611	51,076
Associates	—	61,115	(679)	60,436

Loss before taxation				(449,569)
Taxation				41,810

Loss after taxation				(407,759)
Minority interests				456,328

Profit attributable to shareholders				48,569

Report of Directors (Cont’d)

FINANCIAL RESULTS

The results for the Group for the year ended 31st December, 2004, are set out in the financial statements of the Group on page 28.

CASH FLOW POSITION

The cash flow position of the Group for the year ended 31st December, 2004 is set out and analysed in the consolidated cash flow statement on pages 32 and 33 and in note 37 to the financial statements.

DIVIDEND

The directors recommend the payment of a final dividend of HK$0.005 per share in cash for the year ended 31st December, 2004. The final dividend, if approved by the shareholders at the annual general meeting to be held on 24th June, 2005, will be paid on or before 4th July, 2005 to shareholders registered on 24th June, 2005. Details of the dividends paid and proposed are set out in note 9 to the financial statements.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, 20th June, 2005 to Friday, 24th June, 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend and for attending the forthcoming annual general meeting of the Company, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 17th June, 2005.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Group for the past five financial years is set out on page 3.

RESERVES

Movements in the reserves of the Group and the Company during the year ended 31st December, 2004 are set out in note 35 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment of the Group for the year ended 31st December, 2004 are set out in note 16 to the financial statements.

Report of Directors (Cont’d)

SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

Particulars of the subsidiaries, associates and jointly controlled entities are set out in notes 18, 19 and 20, respectively to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company’s share capital and share options as of 31st December, 2004 are set out in note 34 to the financial statements.

On 2nd June, 2001, share options were granted to certain directors and employees entitling them to subscribe for ordinary shares of US$0.01 each in the share capital of the Company (the “Shares”) at HK$1.896 per Share, totaling 31,800,000 Shares in aggregate, in accordance with the share option scheme of the Company adopted on 18th September, 1999, which came into effect on 20th October, 1999 (the “1999 Share Option Scheme”). Such share options vested immediately upon the grant and are exercisable within a period of ten years.

On 28th June, 2002, the 1999 Share Option Scheme was terminated. A new share option scheme was adopted at a special general meeting of shareholders on 28th June, 2002 (the “New Share Option Scheme”) in compliance with the amendments to Chapter 17 of the Listing Rules, which came into effect on 1st September, 2001. The New Share Option Scheme came into effect on 15th July, 2002. Pursuant to Clause 13.1 of the 1999 Share Option Scheme, all the share options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 1999 Share Option Scheme.

During the year ended 31st December, 2004, 1,000,000 share options granted to a former employee had been lapsed in accordance with the terms of the 1999 Share Option Scheme. No options have been granted under the New Share Option Scheme since it came into effect.

Report of Directors (Cont’d)

Details of the share options outstanding as at 31st December, 2004 under the 1999 Share Option Scheme are set out as follows:

Category and name of participants

Directors	Number of share options
Wu Xiao An (also known as Ng Siu On)	2,800,000
Hong Xing	2,338,000
Su Qiang (also known as So Keung)	2,338,000
He Tao (also known as Ho To)	2,338,000

Employees (in aggregate)	2,338,000

Others (Note)	2,338,000

Total	14,490,000

Note:	The 2,338,000 share options were held by Mr. Yang Mao Zeng who was a director of the Company and resigned from his office with effect from 9th December, 2004. Following the resignation of Mr. Yang, such options lapsed on 9th January, 2005 in accordance with the terms of the 1999 Share Option Scheme.

During the year ended 31st December, 2004, none of the above share options had been exercised. Accordingly, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.

The directors consider that it is not appropriate to state the value of the outstanding share options given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the shares upon the exercise of the subscription rights attaching to the share options, which may be adjusted under certain circumstances, and whether or not such share options will be exercised by the grantees. The directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options will not be meaningful.

Report of Directors (Cont’d)

DIRECTORS

The directors of the Company who held office during the year ended 31st December, 2004 and up to the date of this report are:

Executive directors:

Mr. Wu Xiao An
(also known as Mr. Ng Siu On) (Chairman)
Mr. Lin Xiaogang (Chief Executive Officer)	(appointed on 9th December, 2004)
Mr. Hong Xing (Vice Chairman)
Mr. Su Qiang (also known as Mr. So Keung)
Mr. He Tao (also known as Mr. Ho To)	(resigned on 14th January, 2005)
Mr. Yang Mao Zeng	(resigned on 9th December, 2004)

Non-executive directors:

Mr. Wu Yong Cun
Mr. Lei Xiaoyang

Independent non-executive directors:

Mr. Xu Bingjin
Mr. Song Jian	(appointed on 17th September, 2004)
Mr. Jiang Bo	(appointed on 27th September, 2004)
Mr. Yi Min Li	(retired on 25th June, 2004)
Mr. Chen Jianming	(appointed on 25th June, 2004 and resigned on 17th September, 2004)

Pursuant to bye-law 102(B) of the bye-laws of the Company, Mr. Lin Xiaogang, Mr. Song Jian and Mr. Jiang Bo, all of whom were appointed by the Board after the annual general meeting held on 25th June, 2004, will hold office until the forthcoming annual general meeting of the Company.

Mr. Hong Xing and Mr. Su Qiang (also known as Mr. So Keung) will retire by rotation in accordance with bye-law 99 of the bye-laws of the Company at the forthcoming annual general meeting of the Company.

Each of Mr. Lin Xiaogang, Mr. Song Jian and Mr. Jiang Bo, being eligible, will offer themselves for re-election and the Board has recommended them for election at the forthcoming annual general meeting of the Company. Mr. Hong Xing and Mr. Su Qiang (also known as Mr. So Keung) have indicated their intention not to be

Report of Directors (Cont’d)

re-elected at the forthcoming annual general meeting of the Company. Details of the directors standing for re-election at the forthcoming annual general meeting are set out in the circular dated 29th April, 2005 sent together with this annual report.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 31st December, 2004, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the “SFO”):

Name of shareholder	Number of shares held/Approximate shareholding percentage
	Long		Short	Lending
	Position	%	Position	Pool	%
Huachen Automotive Group Holdings Company Limited (“Huachen”)	1,446,121,500	39.42	—	—	—

Save as disclosed herein, as at 31st December, 2004, there was no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Report of Directors (Cont’d)

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 31st December, 2004, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

				Approximate	Number of share	Number of Shares to
				shareholding	options	be acquired under a
Name of Director	Type of interests	Number of Shares held		percentage	granted	call option agreement
		Long Position	Short Position	%		(Note)
Wu Xiao An
(also known as Ng Siu On)	Personal	—	—	—	2,800,000	92,911,266
Hong Xing	Personal	—	—	—	2,338,000	84,464,788
Su Qiang
(also known as So Keung)	Personal	42,000	—	0.00	2,338,000	84,464,788
He Tao
(also known as Ho To)	Personal	45,000	—	0.00	2,338,000	84,464,788

Note:	Pursuant to four call option agreements all dated 18th December, 2002, Huachen has granted to each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung) and Mr. He Tao (also known as Mr. Ho To) a call option to acquire up to 92,911,266 Shares, 84,464,788 Shares, 84,464,788 Shares and 84,464,788 Shares, respectively, representing approximately 2.533%, 2.303%, 2.303% and 2.303%, respectively, of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after 6th February, 2003. During the year ended 31st December, 2004, none of the call options had been exercised by the above directors.

Save as disclosed above, as at 31st December, 2004, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

Report of Directors (Cont’d)

DIRECTORS’ RIGHT TO ACQUIRE SHARES OR DEBENTURES

At no time during the year ended 31st December, 2004 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate; and none of the directors, or their spouses or children under the age of 18, had any right to subscribe for securities of the Company, or had exercised any such right during the year.

DIRECTORS’ INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries or associates was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS’ SERVICE CONTRACTS

Each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing and Mr. Su Qiang (also known as Mr. So Keung), all of whom are executive directors as at the date of this annual report, has entered into a service agreement with the Company dated 21st August, 2000 for a term of five years commencing from 1st October, 2000. All of these service contracts with the directors are exempted from the shareholders’ approval requirement pursuant to Rule 13.69 of the Listing Rules.

Save as disclosed herein, no director proposed for re-election at the forthcoming annual general meeting has a service contract with members of the Group that is not determinable by the employer within one year without payment of compensation, other than statutory compensation.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.

ANALYSIS OF INTEREST CAPITALISED

Details of interest capitalised are set out in note 6 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company’s bye-laws or the laws of Bermuda which oblige the Company to offer new shares on a pro-rata basis to existing shareholders. Such obligations are provided for in the Listing Rules.

Report of Directors (Cont’d)

MAJOR CUSTOMERS AND SUPPLIERS

During 2004, the aggregate sales attributable to the Group’s five largest customers, excluding the Group’s associates and jointly controlled entities, represented approximately 38.65% of the Group’s turnover while the sales attributable to the Group’s largest customer was approximately 28.87% of the Group’s turnover. The aggregate purchases attributable to the Group’s five largest suppliers, excluding the Group’s associates and jointly controlled entities, during the year represented approximately 12.78% of the Group’s total purchases and the purchases attributable to the Group’s largest supplier represented approximately 3.14% of the Group’s total purchases.

None of the directors, their associates or any shareholders that, to the knowledge of the directors, own more than 5% of the Company’s issued share capital, has any interest in the share capital of any of the five largest customers or suppliers of the Group.

CONNECTED TRANSACTIONS

On 26th February, 2003, waivers were granted by the Stock Exchange (the “Waiver”) from strict compliance with the requirements as stipulated in Chapter 14 of the then Listing Rules in respect of the on-going connected transactions (the “On-going Connected Transactions”) for a period of three financial years ending 31st December, 2005, subject to certain conditions.

Details of the On-going Connected Transactions entered into by the Group in the year 2004 are as follows:

RMB’000

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	345,590
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	379,755
Purchases of materials and component parts by Dongxing Automotive from subsidiaries and associates of JinBei	5,058
Sale of automobiles and automotive component parts by Shenyang Automotive to subsidiaries and associates of JinBei	38,108
Sales of automotive component parts by Dongxing Automotive to a subsidiary of JinBei	6

The independent non-executive directors of the Company have reviewed and confirmed that each of the On-going Connected Transactions in 2004 to which any member of the Group was a party:

1.	had been entered into by the Group in the ordinary and usual course of its business;

Report of Directors (Cont’d)

2.	had been entered into either (a) on normal commercial terms, (b) on terms not less favourable than those available to or from (as the case may be) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

3.	had not exceeded the relevant annual caps as approved by the Stock Exchange.

The auditors of the Company have reviewed the On-going Connected Transactions and confirmed to the directors that:

1.	the directors had approved the On-going Connected Transactions;

2.	the On-going Connected Transactions had been entered into in accordance with the terms of the related agreements governing such transactions; and

3.	the On-going Connected Transactions had not exceeded the relevant annual caps as approved by the Stock Exchange.

On 19th October, 2004, Beston Asia Investment Limited (“Beston”), a wholly owned subsidiary of the Company, entered into a share transfer agreement with Madam Chen Qiuling (“Madam Chen”) in relation to the transfer of a 49% interest in Ningbo Yuming from Madam Chen to Beston for a consideration of RMB10 million (the “Transfer”). Madam Chen, being the holder prior to the completion of the Transfer of a 49% interest in Ningbo Yuming, a subsidiary of the Company, is a connected person of the Company within the meaning of the Listing Rules. Approvals for the Transfer were obtained from the relevant government authorities in the PRC on 25th November, 2004. As a result, Ningbo Yuming became a wholly owned subsidiary of the Company. The transaction constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules, which came into effect on 31st March, 2004.

Save as disclosed above, in the opinion of the directors, the transactions disclosed as related party transactions in note 36 to the financial statements do not constitute connected transactions as defined under the Listing Rules in force at the timing of the entering into of the relevant transactions.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

In the opinion of the directors, throughout the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules in force prior to 1st January, 2005, except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws.

Report of Directors (Cont’d)

The Audit Committee of the Company comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the audited consolidated financial statements for the year ended 31st December, 2004.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”). The Company has made specific enquiry of all directors as to compliance with the Model Code during the year ended 31st December, 2004 and they all confirmed that they have fully complied with the required standards set out in the Model Code.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Board has assessed the independence of all the independent non-executive directors and is satisfied of their independence.

PROPOSED AMENDMENTS TO THE BYE-LAWS

On 19th November, 2004, the Stock Exchange announced certain amendments to the Listing Rules relating to the Code on Corporate Governance Practices and Rules on the Corporate Governance Report. Subject to certain transitional arrangements, the amendments took effect on 1st January, 2005.

Following a review of the bye-laws of the Company with reference to the Code on Corporate Governance Practices, the Board proposed to make certain amendments to the bye-laws to comply with the code requirements of the Code on Corporate Governance Practices. A resolution to give effect to the amendments to the bye-laws will be proposed at the forthcoming annual general meeting of the Company. Particulars of the proposed amendments are set out in the notice of the annual general meeting and the accompanying circular dated 29th April, 2005 to be despatched to shareholders together with this annual report.

Report of Directors (Cont’d)

AUDITORS

Arthur Andersen & Co was the auditors in 2001 and PricewaterhouseCoopers was the auditors in 2002 and 2003. The financial statements have been audited by Moores Rowland Mazars (having been appointed by the Board on 20th December, 2004 to fill the casual vacancy arising from the resignation of PricewaterhouseCoopers) who will retire and be eligible to offer themselves for appointment. A resolution will be submitted to the forthcoming annual general meeting to authorise the Board to appoint auditors and to fix their remuneration.

By order of the Board

Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong,
25th April, 2005

Auditor’s Report

Chartered Accountants
Certified Public Accountants

TO THE SHAREHOLDERS OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 28 to 95 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company’s directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report of Directors (Cont’d)

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2004 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong,
25th April, 2005

Consolidated Income Statement

For the year ended 31st December, 2004

			2004	2003
	Note(s)		RMB’000	RMB’000

Turnover	3		6,541,998	10,109,557
Cost of sales			(5,487,043)	(7,727,125)

Gross profit			1,054,955	2,382,432
Other revenue	3		111,159	178,137
Selling expenses			(500,313)	(621,266)
General and administrative expenses			(732,647)	(615,591)
Other operating expenses			(70,577)	(51,347)
Impairment loss on intangible assets	13	(d)	(300,000)	—

Operating (loss) profit	4		(437,423)	1,272,365
Interest income	3,5		58,800	52,672
Interest expense	6		(182,458)	(167,111)
Share of profits less losses of:
Jointly controlled entities			51,076	(36,853)
Associates			60,436	131,954

(Loss) Profit before taxation			(449,569)	1,253,027
Taxation	7		41,810	(153,033)

(Loss) Profit after taxation			(407,759)	1,099,994
Minority interests			456,328	(163,547)

Profit attributable to shareholders	8		48,569	936,447

Dividends	9		38,900	77,426

Basic earnings per share	12		RMB0.0132	RMB0.2554

Diluted earnings per share	12		RMB0.0132	RMB0.2533

Balance Sheets
As on 31st December, 2004

			Consolidated			Company
			2004	2003	2004	2003
	Note(s)		RMB’000	RMB’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Intangible assets	13		1,112,151	1,220,476	131,732	—
Goodwill	14		345,529	365,884	—	—
Long-term prepayments	15		—	106,217	—	106,217
Property, plant and equipment	16		3,573,739	3,353,819	3,190	3,783
Construction-in-progress	17		789,145	570,233	—	—
Interests in subsidiaries	18		—	—	7,927,583	7,544,921
Interests in associates	19		371,985	322,358	—	—
Interests in jointly controlled entities	20		1,398,135	1,354,526	—	—
Prepayments for a long-term investment	21		600,000	600,000	—	—
Investment securities	22		34,501	17,305	—	—
Deferred expenses — non-current portion	23		25,273	34,193	—	—
Deferred tax assets	32		101,219	39,555	—	—
Other non-current assets			23,833	16,990	—	—

Total non-current assets			8,375,510	8,001,556	8,062,505	7,654,921

Current assets
Cash and cash equivalents			1,244,499	1,832,298	4,850	40,006
Short-term bank deposits			1,008,602	1,670,596	—	30,753
Pledged short-term bank deposits	24		2,777,191	2,264,584	—	—
Deferred expenses — current portion	23		8,920	8,920	—	—
Inventories	25		1,577,048	1,228,364	—	—
Accounts receivable	26		55,632	90,017	—	—
Accounts receivable from affiliated companies	36	(c)	765,411	774,188	—	—
Notes receivable	24, 27		620,899	827,452	—	—
Notes receivable from affiliated companies	24, 36	(d)	645,143	527,175	—	—
Other receivables	28		474,617	500,887	1,231	1,565
Prepayments and other current assets	36	(e)	127,080	318,523	513	727
Income tax recoverable			44,285	—	—	—
Other taxes recoverable			41,468	—	—	—
Advances to affiliated companies	36	(i)	37,477	243,482	6,365	6,365

Total current assets			9,428,272	10,286,486	12,959	79,416

Balance Sheet (Cont’d)
As on 31st December, 2004

			Consolidated			Company
			2004	2003	2004	2003
	Note(s)		RMB’000	RMB’000	RMB’000	RMB’000

Current liabilities
Accounts payable	29		732,978	1,124,053	—	—
Accounts payable to affiliated companies	36	(f)	522,722	684,854	—	—
Notes payable			5,727,216	4,783,966	—	—
Notes payable to affiliated companies	36	(g)	121,162	35,431	—	—
Customer advances			265,489	216,833	—	—
Other payables			363,584	563,735	—	—
Dividends payable			3,478	34,117	3,478	34,117
Accrued expenses and other current liabilities			274,183	188,774	5,135	42,240
Income tax payable			43,974	115,887	—	—
Other taxes payable			42,391	190,725	—	—
Advances from affiliated companies	36	(j)	90,481	92,642	8,709	9,174

Total current liabilities			8,187,658	8,031,017	17,322	85,531

Net current assets (liabilities)			1,240,614	2,255,469	(4,363)	(6,115)

Total assets less current liabilities			9,616,124	10,257,025	8,058,142	7,648,806

Minority interests			1,066,350	1,709,886	—	—

Non-current liabilities
Convertible bonds	30		1,667,888	1,655,487	—	—
Advances from a subsidiary	31		—	—	1,610,058	1,609,650

			1,667,888	1,655,487	1,610,058	1,609,650

NET ASSETS			6,881,886	6,891,652	6,448,084	6,039,156

CAPITAL AND RESERVES
Share capital	34		303,388	303,388	303,388	303,388
Share premium	35		2,038,423	2,038,423	2,038,423	2,038,423
Reserves	35		4,520,625	4,510,956	4,086,823	3,658,460
Proposed dividends	35		19,450	38,885	19,450	38,885

			6,881,886	6,891,652	6,448,084	6,039,156

Wu Xiao An	Lin Xiaogang
(also known as Ng Siu On)
Director	Director

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2004

		2004	2003
	Note	RMB’000	RMB’000

Total equity as at 1st January		6,891,652	6,028,255
Profit attributable to shareholders		48,569	936,447
Dividends	35	(58,335)	(77,751)
Issue of ordinary shares		—	4,701

Total equity as at 31st December		6,881,886	6,891,652

Consolidated Cash Flow Statement

For the year ended 31st December, 2004

		2004	2003
	Note	RMB’000	RMB’000

Operating activities
Cash (used in) generated from operations	37	(210,987)	1,066,142
Interest received		60,241	52,672
Enterprise income tax paid		(127,538)	(163,687)

Net cash (outflow) inflow from operating activities		(278,284)	955,127

Investing activities
Payments for acquisition of property, plant and equipment and construction-in-progress		(997,576)	(953,300)
Payments for acquisition of intangible assets		(262,579)	(2,587)
Payment for acquisition of investment securities		(4,138)	—
Prepayments for an intangible asset		(25,515)	(35,835)
Proceeds received from settlement of outstanding balance of the disposal of an associated company		20,000	200,000
Decrease in other receivables arising from short-term investment		—	500,000
Decrease (Increase) in short-term bank deposits		661,994	(897,207)
Increase in pledged short-term bank deposits		(512,607)	(914,584)
Payments for investments in jointly controlled entities		(5,000)	(698,528)
Withdrawal of capital injected in a jointly controlled entity		2,500	—
Payments for investments in associates		(9,750)	(3,750)
Payment for acquisition of further interest in a subsidiary		(10,000)	—
Dividend received from an associate		15,103	—
Prepayments for a long-term investment	21	—	(600,000)
Increase in other receivables	28	—	(300,000)
Proceeds from disposal of property, plant and equipment		18,204	118,301
Increase in other long-term assets		(6,843)	(874)
Decrease in advances to affiliated companies		204,030	1,061,214

Net cash outflow from investing activities		(912,177)	(2,527,150)

Net cash outflow before financing activities		(1,190,461)	(1,572,023)

Consolidated Cash Flow Statement (Cont’d)

For the year ended 31st December, 2004

		2004	2003
	Note	RMB’000	RMB’000

Financing activities
Decrease in advances from affiliated companies		(2,161)	(144,383)
Advance from a jointly controlled entity		—	74,605
Issue of notes payable		12,405,435	8,674,563
Repayments of notes payable		(11,376,454)	(7,828,000)
Proceeds from short-term bank loans		900,000	—
Repayments of short-term bank loans		(900,000)	(150,000)
Interest paid		(154,041)	(165,924)
Dividends paid to minority shareholders		(83,987)	(113,284)
Dividends paid		(88,974)	(43,634)
Proceeds from issue of convertible bonds		—	1,654,300
Payment of direct expenses incurred in connection with the issue of convertible bonds		—	(44,599)
Advances to a minority shareholder		(97,156)	—
Capital contributions from a minority shareholder		—	196,826
Proceeds from issue of ordinary shares		—	4,701

Net cash inflow from financing activities		602,662	2,115,171

(Decrease) Increase in cash and cash equivalents		(587,799)	543,148
Cash and cash equivalents, as at 1st January		1,832,298	1,289,150

Cash and cash equivalents, as at 31st December		1,244,499	1,832,298

Notes to the Financial Statements

For the year ended 31st December, 2004

1.	ORGANISATION AND OPERATIONS

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s American depositary shares (“ADSs”) and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

2.	PRINCIPAL ACCOUNTING POLICIES

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on SEHK. A summary of the significant accounting policies adopted by the Group is set out below.

(b)	Recently issued accounting standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(c)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(d)	Basis of consolidation

(i)	Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries made up to 31st December.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances and any unrealised gains or losses arising from intercompany transactions are eliminated on consolidation.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders’ equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated income statement.

(ii)	Subsidiaries

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company’s balance sheet an investment in a subsidiary is stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii)	Associates

An associate is an enterprise, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and the Group has significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(d)	Basis of consolidation (Cont’d)

(iii)	Associates (Cont’d)

The consolidated income statement includes the Group’s share of results of its associates for the year. In the consolidated balance sheet, interests in associates are the Group’s share of the net assets of the associates and goodwill or negative goodwill (net of accumulated amortisation) on acquisition less any accumulated impairment losses.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates. Unrealised losses are eliminated unless the transactions provide evidence of an impairment of the asset transferred.

(iv)	Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated income statement includes the Group’s share of results of jointly controlled entities for the year. The consolidated balance sheet includes the Group’s share of net assets of the jointly controlled entities and goodwill or negative goodwill (net of accumulated amortisation) on acquisition less any accumulated impairment losses.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interests in the jointly controlled entities. Unrealised losses are eliminated unless the transactions provide evidence of an impairment of the asset transferred.

(v)	Translation of foreign currencies

Subsidiaries, associates and jointly controlled entities established in the PRC maintain their books and records in Renminbi (“RMB”) as functional currency while the Company and other subsidiaries maintain their books and records in American Dollar as functional currency.

Transactions in currencies other than the respective functional currencies are translated into respective functional currencies at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in other currencies at the balance sheet date are re-translated into respective functional currencies at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(d)	Basis of consolidation (Cont’d)

(v)	Translation of foreign currencies (Cont’d)

The Group prepares consolidated financial statements in RMB. For the purpose of consolidation, the balance sheets of subsidiaries expressed in American Dollar are translated into RMB at the rates of exchange ruling at the balance sheet date whilst the income statements are translated at the average rate. Exchange differences are dealt with as a movement in reserves.

Cumulative translation adjustments reserve under shareholders’ equity represents exchange differences arising from the Company’s change in functional currency in previous years.

(e)	Intangibles

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable assets and liabilities of the acquired subsidiaries, jointly controlled entities and associates at the date of acquisition.

Goodwill on acquisitions is amortised using the straight-line method over the shorter of the estimated future economic life of 20 years or the remaining lives of the respective subsidiaries, jointly controlled entities and associates from their initial recognition.

(ii)	Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so; and costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over a period which reflects the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(e)	Intangibles (Cont’d)

(iii)	Acquired intangible assets

Acquired intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over the estimated useful lives of 7 to 10 years.

(f)	Property, plant and equipment

Property, plant and equipment, other than construction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as income or expense in the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment, other than construction-in-progress, land and special tools and moulds, over their estimated useful lives from the date on which they become fully operational and after taking into account of their estimated residual values of 10%, using the straight-line method, at the following rates per annum:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment less accumulated impairment losses are depreciated over their estimated productive volume.

The costs of land use rights less accumulated impairment losses are depreciated on a straight-line basis over the term of the land use period.

The useful life of assets and depreciation method are reviewed periodically.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(g)	Construction-in-progress

Construction-in-progress represents factories and office buildings on which construction work has not been completed and machinery pending installation and which, upon completion, management intends to hold for production or own-use purpose. Construction-in-progress is carried at cost which includes development and construction expenditure incurred and interest and other direct costs attributable to the development less any accumulated impairment losses. On completion, the construction-in-progress is transferred to property, plant and equipment at cost less accumulated impairment losses. Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(h)	Impairment loss

At each balance sheet date, the Group reviews internal and external sources of information to determine whether the carrying amounts of its tangible and intangible assets have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(i)	Investment securities

Investment securities held on a continuing basis with an identified long-term purpose are stated at cost less any provision for impairment losses that is expected to be other than temporary.

The carrying amounts of individual investment securities are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the income statement. This impairment loss is written back to income statement when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(j)	Inventories

Inventories comprise raw materials, work-in-progress and finished goods and are stated at the lower of cost and net realisable value. Costs comprise all costs of purchase, direct labour, and an appropriate proportion of all production overhead and other costs incurred in bringing the inventories to their present location and condition. Costs are calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis with effect from 1st July, 2004. The effect of this change in estimate is not significant to the Group’s financial statements.

Net realisable value is determined on the basis of anticipated sales proceeds less estimated costs of completion and estimated selling expenses.

(k)	Accounts receivable and other receivables

Provision is made against accounts receivable and other receivables to the extent they are considered to be doubtful. Accounts receivable and other receivables are stated net of such provision.

(l)	Cash and cash equivalents and short-term bank deposits

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank deposits with maturity between three and twelve months are classified as short-term deposits.

(m)	Provisions

Provision is recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. Expenditure for which a provision has been recognised is charged against the related provision in the year in which the expenditure is incurred. Provisions are revised at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation. Where the Group expects a provision is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(m)	Provisions (Cont’d)

The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. Minibuses are sold with 24-month or 50,000 kilometres (2003: Same) first-to-occur limited warranty. Zhonghua sedans are sold with 36-month or 60,000 kilometres (2003: Same) first-to-occur limited warranty. During the warranty period, the Group pays service stations for parts and labour covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognised, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reviewed periodically in light of actual experience.

The reconciliation of the changes in the warranty obligation for the year is as follows:

	2004	2003
	RMB’000	RMB’000

Balance as at 1st January	23,643	18,854
Accrual for warranties issued during the year	45,088	87,405
Settlement made during the year	(47,673)	(82,616)

Balance as at 31st December	21,058	23,643

(n)	Government grants

A government grant is recognised when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

Grants relating to income are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(o)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned property, plant and equipment. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease terms.

(p)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii)	Bonus plans

Bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Pension obligations

The Group’s contributions to defined contribution retirement plans administered by the government of the PRC are recognised as an expense in the consolidated income statement. The assets of the schemes are held separately from those of the Group in independently administered funds. Further information is set out in Note 33.

Contributions made to the Mandatory Provident Fund Scheme for the Group’s employees in Hong Kong are expensed when incurred.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(q)	Income tax

Income tax on the income statement for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(r)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(s)	Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, and on the following bases:

(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(iv)	Subsidy income

Accounting policy for recognition of subsidy income is set out in note 2(n) to the financial statements.

(t)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to income statement in the period in which they are incurred.

(u)	Convertible bonds

Convertible bonds were issued at par and are stated in the balance sheet at face value plus accrued interest expense. Direct expenses in connection with the issuance of convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(v)	Segment reporting

In accordance with the Group’s internal financial reporting, management has determined that business segments be presented as the primary reporting format. As the whole of the Group’s sale and manufacture is located in the PRC, management considered that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities and exclude corporate liabilities. Capital expenditure comprises additions to long-term prepayments, intangible assets, property, plant and equipment and construction-in-progress including capital contributions in the form of intangible assets and property, plant and equipment to the Group.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal activities of the Company’s subsidiaries are the manufacture and sale of (1) minibuses and automotive components, and (2) Zhonghua sedans in the PRC.

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2004	2003
	RMB’000	RMB’000

Turnover
Sale of minibuses and automotive components	5,217,426	6,764,225
Sale of sedans	1,324,572	3,345,332

	6,541,998	10,109,557

Other revenue
Subsidy income	1,815	48,497
Others	109,344	129,640

	111,159	178,137

Interest income (Note 5)	58,800	52,672

Total revenue	6,711,957	10,340,366

In accordance with the Group’s internal financial reporting, the Group determined that business segments be presented as the only reporting format.

The Group operates in the PRC under the following three main business segments:

(1)	the manufacture and sale of minibuses and automotive components;

(2)	the manufacture and sale of Zhonghua sedans; and

(3)	the manufacture and sale of BMW sedans.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2004

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,546,263	1,324,572	—	6,870,835
Intersegment sales	(328,837)	—	—	(328,837)

	5,217,426	1,324,572	—	6,541,998

Segment results	517,998	(596,667)	—	(78,669)

Impairment of intangible assets	—	(300,000)	—	(300,000)

Unallocated costs				(58,754)

Operating loss				(437,423)
Interest income				58,800
Interest expense				(182,458)
Share of profits less losses of:
Jointly controlled entities	31,465	—	19,611	51,076
Associates	—	61,115	(679)	60,436

Loss before taxation				(449,569)
Taxation				41,810

Loss after taxation				(407,759)
Minority interests				456,328

Profit attributable to shareholders				48,569

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2004 (Cont’d)

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	10,907,084	5,055,436	—	15,962,520
Investments in associates	—	358,828	13,157	371,985
Investments in jointly controlled entities	822,837	—	575,298	1,398,135
Unallocated assets				71,142

Total assets				17,803,782

Segment liabilities	7,325,527	721,854	—	8,047,381
Unallocated liabilities				1,808,165

Total liabilities				9,855,546

Other disclosures:
Capital expenditure	228,362	1,002,524	—	1,230,886
Depreciation of property, plant and equipment	205,100	160,421	—	365,521
Amortisation on intangible assets and goodwill	48,458	225,136	—	273,594
Impairment losses	10,000	300,000	—	310,000

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2003

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	6,942,411	3,345,332	—	10,287,743
Intersegment sales	(178,186)	—	—	(178,186)

	6,764,225	3,345,332	—	10,109,557

Segment results	1,380,552	23,470	—	1,404,022

Unallocated costs				(131,657)

Operating profit				1,272,365
Interest income				52,672
Interest expense				(167,111)
Share of profits less losses of:
Jointly controlled entities	88,361	—	(125,214)	(36,853)
Associates	—	131,187	767	131,954

Profit before taxation				1,253,027
Taxation				(153,033)

Profit after taxation				1,099,994
Minority interests				(163,547)

Profit attributable to shareholders				936,447

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2003 (Cont’d)

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	11,144,253	5,329,240	—	16,473,493
Investments in associates	—	318,082	4,276	322,358
Investments in jointly controlled entities	794,259	—	560,267	1,354,526
Unallocated assets				137,665

Total assets				18,288,042

Segment liabilities	6,927,652	1,017,834	—	7,945,486
Unallocated liabilities				1,741,018

Total liabilities				9,686,504

Other disclosures:
Capital expenditure	1,023,356	1,041,544	—	2,064,900
Depreciation of property, plant and equipment	199,226	253,532	—	452,758
Amortisation on intangible assets and goodwill	47,323	227,307	—	274,630
Impairment losses	—	12,877	—	12,877

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

4.	OPERATING (LOSS) PROFIT

Operating (loss) profit is stated after charging and crediting the following:

		2004	2003
	Note	RMB’000	RMB’000

Charging:

Depreciation of property, plant and equipment		365,521	452,758
Amortisation of goodwill included in
— General and administrative expenses		24,290	24,290
— Share of profits less losses of:
Jointly controlled entities		21,486	21,486
Associates		1,777	1,777
Amortisation of intangible assets (included in cost of sales)	13	226,041	227,077
Amortisation of deferred expenses (included in general and administrative expenses)	23	8,920	1,486
Impairment losses on:
— Intangible assets	13	300,000	—
— Property, plant and equipment	16	10,000	12,877
Staff costs (excluding directors’ emoluments)	10	322,990	371,503
Cost of inventories		5,487,043	7,744,891
Provision for inventories		66,832	32,875
Provision for doubtful debts and write off of bad debts		55,292	4,825
Auditors’ remuneration		5,270	2,564
Exchange loss, net		6,011	—
Research and development costs included in general and administrative expenses		176,434	155,599
Training expenses included in general and administrative expenses		1,820	1,218
Provision for warranty (included in selling expenses)		45,088	87,405
Operating lease charges in respect of:
— Land and buildings		15,816	17,527
— Machinery and equipment		13,242	13,274
Loss on disposal of property, plant and equipment, net		9,710	—
Loss on disposal of construction-in-progress		2,809	—

Crediting:

Gain on disposals of property, plant and equipment, net		—	14,004
Write back of provision for inventories sold		15,522	—
Write back of provision of doubtful debts		1,000	5,679
Write back of provision of impairment loss on investment securities		13,058	—
Exchange gain, net		—	120

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

5.	INTEREST INCOME

	2004	2003
	RMB’000	RMB’000

Interest income from
Bank deposits	58,800	51,188
Others	—	1,484

	58,800	52,672

6.	INTEREST EXPENSE

	2004	2003
	RMB’000	RMB’000

Interest expense on
Bank loans wholly repayable within one year	756	8,505
Discounted bank notes	169,820	157,419
Convertible bonds	12,401	1,187
Interest on financing from BMW Brilliance	17,850	—
Less: Interest expense capitalised in construction-in-progress at a rate of 4.2% per annum	(18,369)	—

	182,458	167,111

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

7.	TAXATION

Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation (credited) charged to the consolidated income statement represents:

	2004	2003
	RMB’000	RMB’000

Current tax
Hong Kong profits tax	—	—
PRC enterprise income tax	11,340	145,654

Deferred taxation
Deferred taxation relating to the origination and reversal of temporary differences (Note 32)	(61,664)	(1,514)

	(50,324)	144,140

Share of taxation of jointly controlled entities	3,286	8,019
Share of taxation of associates	5,228	874

Total income tax (income) expense in the consolidated income statement	(41,810)	153,033

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

7.	TAXATION (Cont’d)

Reconciliation between tax (income) expense and accounting (loss) profit using the weighted average taxation rate of the companies within the Group as follows:

	2004	2003
	RMB’000	RMB’000

(Loss) Profit before taxation	(449,569)	1,253,027

Calculated at the weighted average statutory taxation rate in the PRC of 19.43% (2003: 22.56%)	(87,334)	282,709
Effect of tax holiday	(81,347)	(159,516)
Expenses not deductible for taxation purpose	65,411	29,840
Unrecognised tax losses	61,460	—

Tax (income) expense for the year	(41,810)	153,033

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profit for the year.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the year ended 31st December, 2004 (2003:15%).

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

7.	TAXATION (Cont’d)

Income Tax (Cont’d)

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”) and Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”) are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing are 16.5% (2003: 16.5%).

Shenyang XingYuanDong Automobile Component Co., Ltd. (“XingYuanDong”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. XingYuanDong received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, XingYuanDong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for XingYuanDong was 15% for the year ended 31st December, 2004 (2003: 7.5%).

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encourage industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, during 2004 to 2010, the applicable state income tax rate for Mianyan Ruian is 15%. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Ruian is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Mianyang Ruian was 7.5% for the year ended 31st December, 2004 (2003: 15%).

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprises” and a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 1999 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Dongxing Automotive was 15% for the year ended 31st December, 2004 (2003: 7.5%).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

7.	TAXATION (Cont’d)

Income Tax (Cont’d)

Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.

Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 8%.

8.	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of approximately RMB467.3 million (2003: RMB613.4 million) which has been dealt with in the financial statements of the Company.

9.	DIVIDENDS

	2004	2003
	RMB’000	RMB’000

2004 interim dividends of HK$0.005 (2003: HK$0.01) per ordinary share	19,450	38,541
Proposed final dividends of HK$0.005 (2003: HK$0.01) per ordinary share	19,450	38,885

	38,900	77,426

At a meeting held on 25th April, 2005, the directors proposed a final dividend of HK$0.005 per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but is reflected as an appropriation of retained earnings under proposed dividends for the year ended 31st December, 2004.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

10.	STAFF COSTS (EXCLUDING DIRECTORS’ EMOLUMENTS)

	2004	2003
	RMB’000	RMB’000

Wages, salaries and performance related bonuses	231,907	274,449
Pension costs — defined contribution plans	37,543	50,544
Staff welfare costs	53,540	46,510

	322,990	371,503

11.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a)	Directors’ emoluments

The aggregate amounts of emoluments payable to the directors of the Company during the year are as follows:

	2004	2003
	RMB’000	RMB’000

Executive directors (including ex-director):

Fees	—	—
Other emoluments
— Basic salaries, allowances and benefits in kind	13,326	12,173
— Performance related bonuses for the year	2,866	23,160
— Additional performance related bonuses for previous year	—	5,546
— Contributions to pension scheme	51	51

	16,243	40,930

Non-executive directors:
Fees	212	—

Independent non-executive directors:
Fees	207	207

	16,662	41,137

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

11.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(a)	Directors’ emoluments (Cont’d)

The emoluments of the directors (including ex-director, executive, non-executive and independent non-executive directors) analysed by the number of directors and emolument ranges are as set out below. The emoluments represent the amount paid to or receivable by the directors of the Company in the respective financial year and exclude the benefits derived or to be derived from the share options granted or exercised (Note 34(b)).

	Number of directors
	2004	2003

Nil to HK$1,000,000	10	4
HK$1,500,001 – HK$2,000,000	—	1
HK$2,500,001 – HK$3,000,000	1	—
HK$3,000,001 – HK$3,500,000	3	—
HK$3,500,001 – HK$4,000,000	1	—
HK$8,500,001 – HK$9,000,000	—	1
HK$9,000,001 – HK$9,500,000	—	2
HK$9,500,001 – HK$10,000,000	—	1

	15	9

During the year, no emoluments were paid to the directors as inducement to join or upon joining the Group or as compensation for loss of office (2003: same).

      No directors waived their emoluments during the year (2003: Same).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

11.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(b)	Five highest paid individuals

Details of emoluments paid to the five highest paid individuals (including directors and other employees) are as follows:

	2004	2003
	RMB’000	RMB’000

Basic salaries, allowances and benefits in kinds	13,326	14,159
Performance related bonus for the year	2,866	23,160
Additional performance related bonuses for previous year	—	5,546
Contributions to pension scheme	51	51

	16,243	42,916

Number of directors	5	4
Number of employees	—	1

The emoluments of the five highest paid individuals analysed by the number of individuals and emolument ranges are set out below. The emoluments represent the amount paid to or receivable by the individuals in the respective financial year and exclude the benefits derived from the share options granted to or exercised by the individuals (Note 34(b)).

	Number of individuals
	2004	2003

Emoluments bands
HK$2,500,001 – HK$3,000,000	1	—
HK$3,000,001 – HK$3,500,000	3	1
HK$3,500,001 – HK$4,000,000	1	—
HK$8,500,001 – HK$9,000,000	—	1
HK$9,000,001 – HK$9,500,000	—	2
HK$9,500,001 – HK$10,000,000	—	1

	5	5

During the year, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office (2003: same).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

12.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders of approximately RMB48,569,000 (2003: RMB936,447,000), divided by the weighted average of 3,668,390,900 shares (2003: 3,666,539,983 shares) outstanding during the year.

The diluted earnings per share is based on the adjusted net profit attributable to shareholders and adjusted weighted average number of shares calculated as follows:

	2004	2003
	RMB’000	RMB’000

Profit attributable to shareholders	48,569	936,447
Accrued interest expense in relation to convertible bonds	—	1,187

Adjusted profit attributable to shareholders	48,569	937,634

	Number of shares
	2004	2003

Basic weighted average number of shares	3,668,390,900	3,666,539,983
Weighted average number of shares deemed to be issued at no consideration if all outstanding options had been exercised	15,405,068	3,338,970
Weighted average number of shares deemed to be issued if all convertible bonds were converted into ordinary shares	—	32,519,357

Adjusted weighted average number of shares	3,683,795,968	3,702,398,310

The effect of conversion of convertible bonds into ordinary shares is not considered in calculating the diluted earnings per share for 2004 as average market price of the Company’s shares during the year was lower than the conversion price.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

13.	INTANGIBLE ASSETS

The Group

		Components	Sedan design	Engine
	Sedan	and parts	and	design and
	design	technology	development	development
	rights	rights	costs	costs	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

	(Note a)	(Note b)	(Note c)	(Note e)
At 1st January, 2004	527,042	692,208	—	—	1,226	1,220,476
Additions	—	—	254,059	23,919	8,006	285,984
Transfer from long-term prepayments (Note 15)	—	—	—	131,732	—	131,732
Amortisation charge	(97,300)	(127,792)	—	—	(949)	(226,041)
Impairment losses (Note d)	(103,000)	(136,000)	(61,000)	—	—	(300,000)

At 31st December, 2004	326,742	428,416	193,059	155,651	8,283	1,112,151

At 31st December, 2004
Cost	681,100	820,000	254,059	155,651	11,243	1,922,053
Accumulated amortisation	(251,358)	(255,584)	—	—	(2,960)	(509,902)
Accumulated impairment losses	(103,000)	(136,000)	(61,000)	—	—	(300,000)

Net book amount	326,742	428,416	193,059	155,651	8,283	1,112,151

At 31st December, 2003
Cost	681,100	820,000	—	—	3,237	1,504,337
Accumulated amortisation	(154,058)	(127,792)	—	—	(2,011)	(283,861)

Net book amount	527,042	692,208	—	—	1,226	1,220,476

Note:

(a)	Sedan design rights represent acquired rights, titles and interests in certain design and engineering agreements and technical assistance agreement in relation to Zhonghua sedans.

(b)	Components and parts technology rights represent rights, titles and interests in the interior design of the components and spare parts of Zhonghua sedans injected by a joint venture partner as capital into a subsidiary of the Company in 2003.

(c)	Sedan design and development costs represent costs of design and development of a new model of Zhonghua sedans in progress. As the new model has not been put into commercial production, no amortisation is provided.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

13.	INTANGIBLE ASSETS (Cont’d)

(d)	As a result of the manufacture and sale of Zhonghua sedans resulting in a loss in 2004, the Group critically assessed the future economic benefit of the intangible assets in relation to Zhonghua sedans mentioned in (a) to (c) by assessing the present value of net cash inflow the manufacture and sale of Zhonghua sedans will bring to the Group in the future. Consequently, impairment losses of RMB300 million in total have been recognised in respect of these intangible assets.

(e)	Engine design and development costs represent the costs incurred in design and development of a new engine. The costs include fees for design and development of the engine paid to FEV Motorentechnik GmbH, an internationally-recognised leader in the design and development of internal combustion engines, as well as self incurred development costs. In addition, the Group had already incurred costs of approximately RMB538 million in the infrastructure included in construction-in-progress for the manufacture of the engine and had capital commitments, both authorised for and contracted for but not provided for, of approximately RMB406 million at 31st December, 2004.

The intangible assets of the Company represent the engine design and development costs paid.

14.	GOODWILL

RMB’000

Cost
At 1st January, 2004	439,583
Addition arising from acquisition of further interest in a subsidiary	3,935

At 31st December, 2004	443,518

Accumulated amortisation
At 1st January, 2004	73,699
Amortisation for the year	24,290

At 31st December, 2004	97,989

Net book value
At 31st December, 2004	345,529

At 31st December, 2003	365,884

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

15.	LONG-TERM PREPAYMENTS

		2004	2003
	Note	RMB’000	RMB’000

Prepayments for design and development of engine
At 1st January		106,217	70,382
Additions		25,515	35,835
Transfer to intangible assets	13	(131,732)	—

At 31st December		—	106,217

16.	PROPERTY, PLANT AND EQUIPMENT

				Furniture,
			Machinery	fixtures and
	Land use		and	office	Motor
	rights	Buildings	equipment	equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1st January, 2004	84,575	1,035,787	3,083,992	293,035	93,867	4,591,256
Additions	6,523	22,494	162,444	34,293	20,227	245,981
Transfer from construction-in-progress (Note 17)	—	145,954	240,604	60,676	4,451	451,685
Disposals	—	(82,836)	(47,765)	(8,032)	(16,830)	(155,463)
Reclassification	—	—	(10,259)	10,259	—	—

At 31st December, 2004	91,098	1,121,399	3,429,016	390,231	101,715	5,133,459

Accumulated depreciation and impairment losses
At 1st January, 2004	12,603	170,551	924,063	90,095	40,125	1,237,437
Charge for the year	2,369	44,002	250,277	54,396	14,477	365,521
Eliminated on disposals	—	(11,575)	(27,309)	(4,411)	(9,943)	(53,238)
Reclassifications	—	—	(1,888)	1,888	—	—
Impairment loss	—	—	10,000	—	—	10,000

At 31st December, 2004	14,972	202,978	1,155,143	141,968	44,659	1,559,720

Net book value
At 31st December, 2004	76,126	918,421	2,273,873	248,263	57,056	3,573,739

At 31st December, 2003	71,972	865,236	2,159,929	202,940	53,742	3,353,819

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

16.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Notes:

(a)	All the land use rights of the Group are related to land located in the PRC where no individual land ownership right exists. Such land use rights have a duration of not more than 50 years. Buildings of the Group are also located in the PRC.

(b)	Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB150,763,000 (2003: RMB158,970,000) to BMW Brilliance Automotive Ltd. (“BMW Brilliance”) in consideration of approximately RMB174,373,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to 31st December, 2004 amounting to approximately RMB74,605,000 is treated as a financing and will be partially offset against the lease rental payable in future years (Note 36(j)). The remaining balance of approximately RMB99,768,000 will be received from BMW Brilliance and will be accounted for as additional financing.

17.	CONSTRUCTION-IN-PROGRESS

	2004	2003
	RMB’000	RMB’000

At 1st January	570,233	453,028
Additions	673,406	755,729
Disposals	(2,809)	—
Transfer to property, plant and equipment (Note 16)	(451,685)	(638,524)

At 31st December	789,145	570,233

Interest expense of approximately RMB18,369,000 (2003: Nil) was capitalised in construction-in-progress during the year.

18.	INTERESTS IN SUBSIDIARIES

	2004	2003
	RMB’000	RMB’000

Unlisted shares, at cost	4,361,090	4,043,481
Amounts due from subsidiaries:
— Interest bearing (Note a)	2,258,892	2,288,873
— Non-interest bearing (Note b)	1,321,241	1,239,263
Accumulated impairment losses	(13,640)	(26,696)

	7,927,583	7,544,921

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

18.	INTERESTS IN SUBSIDIARIES (Cont’d)

Notes:

(a)	The amounts are interest-bearing at rates ranged between 5.0% to 5.841% per annum which are unsecured and repayable within 1 to 2 years.

(b)	The amounts are unsecured, interest-free and without fixed repayment terms.

None of the subsidiaries had any loan capital outstanding as of 31st December, 2004.

Details of the Company’s principal subsidiaries are as follows:

				Percentage of equity
				interest/voting right
	Place of	Registered capital/		attributable to the
	establishment/	issued and fully		Company
Name of company	incorporation	paid capital	Legal structure	Directly	Indirectly	Principal activities

Shenyang Brilliance JinBei Automobile Co., Ltd.	Shenyang, the PRC	US$444,160,000	Equity joint venture	51%	—	Manufacture, assembly and sale of minibuses and sedans

Ningbo Yuming Machinery Industrial Co., Ltd.	Ningbo, the PRC	US$2,500,000	Wholly foreign owned enterprise	—	100%	Manufacture and sale of automotive components

Shenyang XingYuanDong Automobile Component Co., Ltd.	Shenyang, the PRC	US$150,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Ningbo Brilliance Ruixing Auto Components Co., Ltd.	Ningbo, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Mianyang Brilliance Ruian Automotive Components Co., Ltd.	Mianyang, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	Shenyang, the PRC	RMB12,000,000	Wholly foreign owned enterprise	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans

Shenyang Jindong Development Co., Ltd.	Shenyang, the PRC	RMB10,000,000	Equity joint venture	—	75.5%	Trading of automotive components

Shenyang Jianhua Motors Engine Co., Ltd.	Shenyang, the PRC	RMB155,032,500	Equity joint venture	—	60.8%	Investment holding

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

18. INTERESTS IN SUBSIDIARIES (Cont’d)

				Percentage of equity
				interest/voting right
	Place of	Registered capital/		attributable to the
	establishment/	issued and fully		Company
Name of company	incorporation	paid capital	Legal structure	Directly	Indirectly	Principal activities

China Brilliance Automotive Components Group Limited	Bermuda	US$12,000	Company with limited liabilities	100%	—	Investment holding

Southern State Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Beston Asia Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Pure Shine Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Key Choices Group Limited	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Investment holding

Brilliance China Automotive Finance Ltd.	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Financing

Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	US$8,000,000	Wholly foreign owned enterprise	100%	—	Development, manufacture and sale of power train

Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	RMB1,500,000,000	Company with limited liabilities	—	99%	Investment holding

Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	RMB1,500,000,000	Company with limited liabilities	—	98.01%	Investment holding

Shanghai Hidea Auto Design Co., Ltd.	Shanghai, the PRC	US$2,000,000	Equity joint venture	—	63.25%	Design of automotive

Shenyang Brilliance Power Train Machinery Co., Ltd.	Shenyang, the PRC	US$29,900,000	Equity joint venture	49%	26.01%	Dormant and intended for manufacture and sale of power train

Shenyang YuanChen Automotive Component Co., Ltd.	Shenyang, the PRC	US$15,000,000	Wholly foreign owned enterprise	100%	—	Dormant

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

18.	INTERESTS IN SUBSIDIARIES (Cont’d)

Except the subsidiaries incorporated in Bermuda or the British Virgin Islands which principally operate in Hong Kong, all other subsidiaries principally operate in the PRC.

19.	INTERESTS IN ASSOCIATES

	2004	2003
	RMB’000	RMB’000

Share of net assets other than goodwill	345,331	293,927

Goodwill
— Cost	33,667	33,667
— Accumulated amortisation	(7,013)	(5,236)

	26,654	28,431

	371,985	322,358

Details of the Group’s principal associates as at 31st December, 2004 are as follows:

	Place of principal			Percentage of
	operations and	Registered		equity interest
Name of company	establishment	paid up capital	Legal structure	held indirectly	Principal activities

Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”)	Shenyang, the PRC	RMB738,250,000	Equity joint venture	12.77%	Manufacture and sale of automotive engines

Chongqing FuHua Automotive Sales Service Co., Ltd.	Chongqing, the PRC	RMB30,000,000	Equity joint venture	29.403%	Trading of sedans and minibuses

Chongqing Baosheng Automotive Sale and Service Co., Ltd.	Chongqing, the PRC	RMB15,000,000	Equity joint venture	29.403%	Trading of BMW sedans

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

19.	INTERESTS IN ASSOCIATES (Cont’d)

Unaudited combined financial information of the associates for the year ended 31st December, 2004 is summarised as follows:

	2004	2003
	RMB’000	RMB’000

Non-current assets	1,509,527	1,194,894
Current assets	1,135,531	1,156,831
Current liabilities	(743,600)	(531,350)
Non-current liabilities	(396,927)	(431,791)

Net assets	1,504,531	1,388,584

Turnover	2,200,407	2,343,593

Net profit	275,460	631,546

20.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2004	2003
	RMB’000	RMB’000

Share of net assets other than goodwill	1,071,491	1,006,396

Goodwill
— Cost	407,782	407,782
— Accumulated amortisation	(81,138)	(59,652)

	326,644	348,130

	1,398,135	1,354,526

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

20.	INTERESTS IN JOINTLY CONTROLLED ENTITIES (Cont’d)

Details of the jointly controlled entities are as follows:

	Place of principal			Percentage of
	operations and	Registered		equity interest
Name of company	establishment	paid up capital	Legal structure	held indirectly	Principal activities

Mianyang Xinchen Engine Co. Ltd.	Mianyang, the PRC	US$24,120,000	Equity joint venture	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	US$7,220,000	Equity joint venture	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance Automotive Ltd.	Shenyang, the PRC	US$174,000,000	Equity joint venture	49.005%	Manufacture and sale of BMW sedans

Shenyang HuaBao Automotive Sales Service Co., Ltd. (“HuaBao”)	Shenyang, the PRC	RMB15,000,000	Equity joint venture	49.005%	Trading of BMW sedans

Shanghai Kowin Automotive Component Co., Ltd.	Shanghai, the PRC	RMB10,000,000	Equity joint venture	25.5%	Trading of automotive components

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

20.	INTERESTS IN JOINTLY CONTROLLED ENTITIES (Cont’d)

Extracts of the financial information of BMW Brilliance for the year ended 31st December, 2004 based on its financial statements audited by certified public accountants other than Moores Rowland Mazars are as follows:

	2004	2003
	RMB’000	RMB’000

Non-current assets	1,235,963	1,044,944
Current assets	5,737,548	3,618,675
Current liabilities	(5,490,071)	(3,537,906)
Non-current liabilities	(320,000)	—

Net assets	1,163,440	1,125,713

Turnover	3,707,111	1,785,567

Net profit (loss)	37,727	(251,343)

Unaudited combined financial information of the other jointly controlled entities for the year ended 31st December, 2004 is summarised as follows:

	2004	2003
	RMB’000	RMB’000

Non-current assets	278,408	223,304
Current assets	886,520	1,049,951
Current liabilities	(619,817)	(759,558)

Net assets	545,111	513,697

Turnover	1,362,912	1,425,857

Net profit	93,893	203,400

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

21.	PREPAYMENTS FOR A LONG-TERM INVESTMENT

On 29th December, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM is interested in 29.9% and SXI in 11% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the net liabilities position and net asset value of SAIAM and SXI, respectively.

Although the acquisition have been approved by State-Owned Assets Supervision and Administration Commission of Liaoning Provincial Government, the transfer of the entire interest of SAIAM is subject to the approval of State-Owned Assets Supervision and Administration Commission of the State Council and is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.13% of the equity interests of JinBei.

As at 31st December, 2004, the consideration RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment.

22.	INVESTMENT SECURITIES

	2004	2003
	RMB’000	RMB’000

Equity securities, listed shares in Hong Kong
Cost	30,363	30,363
Provision for impairment loss	—	(13,058)

	30,363	17,305

Equity securities, unlisted shares
Cost	4,138	—

	34,501	17,305

Market value of listed equity securities	45,773	26,061

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

23.	DEFERRED EXPENSES

	2004	2003
	RMB’000	RMB’000

Direct expenses incurred in respect of the issue of convertible bonds	44,599	44,599
Accumulated amortisation	(10,406)	(1,486)

	34,193	43,113

Non-current portion	25,273	34,193
Current portion	8,920	8,920

	34,193	43,113

24.	PLEDGED OF ASSETS

Pledged short-term bank deposits at 31st December, 2004 were pledged for the following purposes.

	2004	2003
	RMB’000	RMB’000

Issue of certain notes payable	2,375,191	1,857,000
Bank loans granted to an affiliated company of BHL (Note)	300,000	300,000
Bank loans granted to JinBei (Note 39 (b))	102,000	100,000
Issue of letter of credit and others	—	7,584

	2,777,191	2,264,584

In addition, the Group also pledged notes receivable both from third parties and affiliated companies of approximately RMB614 million (2003: RMB281 million) for issue of certain notes payable at 31st December, 2004.

Note:

The pledge of bank deposits was released on 25th March, 2005 (Note 39(b)).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

25.	INVENTORIES

	2004	2003
	RMB’000	RMB’000

Raw materials	926,962	731,479
Work-in-progress	99,892	111,459
Finished goods	663,378	447,300

	1,690,232	1,290,238
Less: provision for inventories	(113,184)	(61,874)

	1,577,048	1,228,364

 As at 31st December, 2004, the carrying amount of inventories that are stated at net realisable value amounted to approximately RMB241.2 million (2003: RMB56.7 million).

26.	ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	2004	2003
	RMB’000	RMB’000

Less than six months	29,033	85,251
Between six months to one year	8,825	1,520
Between one to two years	11,452	1,759
Above two years	54,040	47,759

	103,350	136,289
Less: Provision for doubtful debts	(47,718)	(46,272)

	55,632	90,017

The Group’s credit policy is that credit is offered to customers following financial assessment and an established payment record. Security in the form of guarantees or bank notes is obtained from major customers. Credit limits are set for all customers and may exceed only with the approval of senior company officers. Customers considered to be of high credit risk are traded on a cash basis. Designated staff monitors accounts receivable and follow up collection with the customers. General credit terms are between 30 days to 90 days.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

27.	NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for settlement of trade receivable balances. As of 31st December, 2004, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less from 31st December, 2004.

28.	OTHER RECEIVABLES

	2004	2003
	RMB’000	RMB’000

Advance to SAIAM (Note)	300,000	300,000
Receivable of proceeds on the disposal of an associate	—	20,000
Subsidies receivable	—	500
Receivable from a jointly controlled entity	61,839	—
Others	155,460	193,499

	517,299	513,999
Less: Provision for doubtful debts	(42,682)	(13,112)

	474,617	500,887

Note:

As of 31st December, 2004, an amount of RMB300 million was advanced to SAIAM which will become a subsidiary of the Group after the completion of the acquisition of SAIAM as detailed in Note 21.

29.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2004	2003
	RMB’000	RMB’000

Less than six months	676,652	1,049,822
Between six months to one year	27,608	38,836
Between one to two years	3,390	33,621
Above two years	25,328	1,774

	732,978	1,124,053

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

30.	CONVERTIBLE BONDS

	2004	2003
	RMB’000	RMB’000

Convertible bonds issued at par	1,654,300	1,654,300
Accrued interest expense	13,588	1,187

At 31st December	1,667,888	1,655,487

On 26th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds (the “Bonds”) due 2008 with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The Bonds are listed on the Luxembourg Stock Exchange.

The Bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share, subject to the following two events, at any time on or after 8th January, 2004, and up to and including 14th November, 2008, unless the Bonds previously have been redeemed or previously have matured.

(a)	The Bonds will mature on 28th November, 2008. At any time from 28th November, 2005 through 14th November, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the Bonds is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares of the Company on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the Bonds has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on 28th November, 2008.

(b)	All or some of the Bonds may be redeemed at the option of the relevant holder on 28th November, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted to trading in the SEHK.

As at 31st December, 2004, none of the Bonds had been converted into the ordinary shares of the Company.

The proceeds received, net of direct expenses incurred for the issuance of Bonds, by Brilliance China Automotive Finance Ltd. were advanced to the Company for purpose mentioned in Note 31.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

31.	ADVANCES FROM A SUBSIDIARY

Advances from a subsidiary are unsecured, interest-free and expected not to be repaid within the next twelve months from 31st December 2004. The advances were used to finance certain subsidiaries of the Company.

32.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method on balance sheet approach using the principal taxation rate of the relevant entities within the Group.

The movements on the deferred tax assets account are as follows:

	2004	2003
	RMB’000	RMB’000

At 1st January	39,555	38,041
Deferred taxation credited to income statement (Note 7)	61,664	1,514

At 31st December	101,219	39,555

The movements in deferred tax assets during the year are as follows:

					Provision for		Amortisation and
					impairment of		provision for
	Provisions and		Pre-operating		property, plant and		impairment of		Research &
	accruals		expenses		equipment		intangible assets		development costs		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1st January	30,181	21,212	—	16,829	2,751	—	6,623	—	—	—	39,555	38,041
Credited (Charged) to income statement	20,481	8,969	—	(16,829)	(1,706)	2,751	36,665	6,623	6,224	—	61,664	1,514

At 31st December	50,662	30,181	—	—	1,045	2,751	43,288	6,623	6,224	—	101,219	39,555

Deferred tax assets are recognised for deductible temporary differences to the extent that realisation of the related tax benefit through future taxable profits is probable. As at 31st December, 2004, the Group has unrecognised tax losses of approximately RMB409,736,000 (2003: Nil) available to offset against future taxable profits. Deferred tax assets for these tax losses are not recognised as it is uncertain that related tax assets will be utilised in the foreseeable future. All unused tax losses will expire in 2009.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

32.	DEFERRED TAXATION (Cont’d)

	2004	2003
	RMB’000	RMB’000

The amounts shown in the balance sheet include the following:

Deferred tax assets to be recovered after more than 12 months	96,998	39,555

33.	RETIREMENT PLAN AND EMPLOYEES’ BENEFITS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 20% to 23.5% (2003: 22% to 23.5%) of salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contributions to the scheme at 5% of the employees’ salary with the maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the income statements represents contributions payable by the Group to the fund.

The Group’s contributions for staff in Hong Kong and the PRC for the year ended 31st December, 2004 were approximately RMB37.5 million (2003: RMB50.5 million).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

34.	SHARE CAPITAL AND SHARE OPTIONS

(a)	Share capital

	2004			2003
	Number of			Number of
	shares	Amount		shares	Amount
	’000	’000		’000	’000

Authorised:
Ordinary shares of US$0.01 each	5,000,000	US$	50,000	5,000,000	US$	50,000

Issued and fully paid:
Ordinary shares of US$0.01 each
At 1st January	3,668,391	RMB303,388		3,666,053	RMB 303,194
Issue of shares (Note b)	—		—	2,338	RMB194

At 31st December	3,668,391	RMB303,388		3,668,391	RMB 303,388

(b)	Share options

Original share option scheme approved in 1999

On 18th September, 1999, the Company approved a share option scheme under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

34.	SHARE CAPITAL AND SHARE OPTIONS (Cont’d)

(b)	Share options (Cont’d)

Original share option scheme approved in 1999 (Cont’d)

In 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 ordinary shares of the Company at HK$1.896 per ordinary share. The exercisable period of these options is from 2nd June, 2001 to 1st June, 2011.

A summary of the movements of outstanding share options granted under the scheme during the year is as follows:

	Number of share options
	2004	2003

At 1st January	15,490,000	17,828,000
Granted during the year	—	—
Exercised during the year	—	(2,338,000)
Cancelled/Lapsed during the year	(1,000,000)	—

At 31st December	14,490,000	15,490,000

New share option scheme approved in 2002

On 28th June, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to Chapter 17 of the listing rules of the SEHK which came into effect on 1st September, 2001. The New Scheme came into effect on 15th July, 2002 and the original share option scheme adopted by the Company on 18th September, 1999 (as described above) was terminated. Any new share option granted after 15th July, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share option granted under the original scheme will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s shares at a price which shall not be lower than the higher of:

(i)	the closing price of the shares on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheet on the date of the offer of grant, which must be a trading date;

(ii)	the average closing price of the shares on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheets for the five trading days immediately preceding the date of the offer of grant; and

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

34.	SHARE CAPITAL AND SHARE OPTIONS (Cont’d)

(b)	Share options (Cont’d)

New share option scheme approved in 2002 (Cont’d)

(iii)	the nominal value of the shares.

As of 31st December, 2004, no share option was granted under the New Scheme.

Call Option Agreements

On 18th December, 2002, Huachen Automotive Group Holdings Company Limited (“Huachen”) entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interests in the Company. Completion of the Principal Agreement took place upon signing.

On 18th December, 2002, each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Su Qiang (also known as Mr. So Keung), Mr. Hong Xing and Mr. He Tao (also known as Mr. Ho To) (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the ordinary shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares, totalling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per Share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after the earlier of: (a) the end of the general offer made to the remaining shareholders by Huachen and the Management Directors dated 18th December, 2002 (the “Offer”); and (b) the close of the Offer in accordance with the offer document issued by the offerors in respect of the Offer as required under the Hong Kong Code on Takeovers and Mergers. The Offer closed on 6th February, 2003.

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable within a 3-year period after the date of completion of the purchase of the relevant shares pursuant to the exercise of such option, and the share will be pledged as security in favour of Huachen until full payment of the exercise price.

As of 31st December, 2004, none of the call options were exercised.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

35.	RESERVES

The Group

		Cumulative
		translation	Dedicated	Capital	Retained
	Share	adjustments	capital	reserve	earnings		Proposed
	premium	reserve	(Note i)	(Note iii)	(Note ii)	Total	dividend
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1st January, 2003	2,033,916	39,179	132,179	—	3,480,577	5,685,851	39,210
Issue of ordinary shares	4,507	—	—	—	—	4,507	—
Dividends declared during the year	—	—	—	—	(38,541)	(38,541)	38,541
Distributions during the year	—	—	—	—	—	—	(77,751)
Profit for the year	—	—	—	—	936,447	936,447	—
Transfer to dedicated capital (Note a)	—	—	99,989	—	(99,989)	—	—
Capitalisation of dedicated capital (Note b)	—	—	(120,000)	120,000	—	—	—
Dividends declared subsequent to year end	—	—	—	—	(38,885)	(38,885)	38,885

At 31st December, 2003	2,038,423	39,179	112,168	120,000	4,239,609	6,549,379	38,885
Dividends declared during the year	—	—	—	—	(19,450)	(19,450)	19,450
Distributions during the year	—	—	—	—	—	—	(58,335)
Profit for the year	—	—	—	—	48,569	48,569	—
Transfer to dedicated capital (Note a)	—	—	46,184	—	(46,184)	—	—
Dividends declared subsequent to year end	—	—	—	—	(19,450)	(19,450)	19,450

At 31st December, 2004	2,038,423	39,179	158,352	120,000	4,203,094	6,559,048	19,450

Company and subsidiaries	2,038,423	39,179	158,352	120,000	4,092,304	6,448,258	19,450
Jointly controlled entities	—	—	—	—	(9,071)	(9,071)	—
Associates	—	—	—	—	119,861	119,861	—

At 31st December, 2004	2,038,423	39,179	158,352	120,000	4,203,094	6,559,048	19,450

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

35.	RESERVES (Cont’d)

(a)	As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net profit as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the year ended 31st December, 2004, appropriations of approximately RMB46 million (2003: RMB100 million) to the general reserve fund were made by subsidiaries of the Company. No appropriation to the enterprise expansion fund was made by the subsidiaries (2003: Nil). Under generally accepted accounting principles in Hong Kong (“HK GAAP”), the appropriation for the staff welfare and incentive bonus fund is charged to income statement.

(b)	In 2003, as approved by the board of directors of XingYuanDong in accordance with the relevant laws and regulations, dedicated capital of XingYuanDong amounting to RMB120 million was released for capitalisation of paid up registered capital. Such release of dedicated capital is credited to the capital reserve.

(c)	Distributions received from the Company’s subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of these subsidiaries under HKGAAP as of 31st December, 2004 amounted to approximately RMB456.0 million (2003: RMB647.3 million). The distributable profits of subsidiaries are different from the amounts reported under HK GAAP.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

35.	RESERVES (Cont’d)

The Company

		Cumulative
		translation
	Share	adjustments	Retained		Proposed
	premium	reserve	earnings	Total	Dividend
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1st January, 2003	2,033,916	39,179	3,083,317	5,156,412	39,210
Issue of ordinary shares	4,507	—	—	4,507	—
Dividends declared during the year	—	—	(38,541)	(38,541)	38,541
Distributions during the year	—	—	—	—	(77,751)
Profit for the year	—	—	613,390	613,390	—
Dividends declared subsequent to year end	—	—	(38,885)	(38,885)	38,885

At 31st December, 2003	2,038,423	39,179	3,619,281	5,696,883	38,885
Dividends declared during the year	—	—	(19,450)	(19,450)	19,450
Distributions during the year	—	—	—	—	(58,335)
Profit for the year	—	—	467,263	467,263	—
Dividends declared subsequent to year end	—	—	(19,450)	(19,450)	19,450

At 31st December, 2004	2,038,423	39,179	4,047,644	6,125,246	19,450

The directors consider that the Company had approximately RMB4,106.3 million (2003: RMB3,658.2 million) available for distribution to shareholders (including dividend proposed subsequent to year end) as of 31st December, 2004.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

36.	RELATED PARTY TRANSACTIONS

(a)	Name and relationship

Name	Relationship

Shenyang JinBei Automotive Company Limited (“JinBei”)	A shareholder of Shenyang Automotive

Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company

Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the financial statements, significant transactions with affiliated parties (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed as follows.

Notes to the Financial Statements (Cont’d)

For the year ended 31st December, 2004

36.	RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the year are summarised below:

	2004	2003
	RMB’000	RMB’000

Sales of goods:
— JinBei and its affiliated companies	38,127	150,637
— Shanghai Shenhua and its affiliated companies	1,895,881	1,984,715
— Affiliated companies of BHL	—	504
— Jointly controlled entities	161,685	171,512
— Associates	44,164	—
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	5,135
Purchases of goods:
— JinBei and its affiliated companies	764,311	986,828
— Shanghai Shenhua and its affiliated companies	214,467	222,940
— Affiliated companies of BHL	89,690	93,498
— Jointly controlled entities	196,725	935,903
— Associates	702,189	661,386
— Affiliated companies of the joint venture partner of Ningbo Yuming	342	16,338
— A joint venture partner of Shenyang Aerospace	39,019	—
Consideration paid to the joint venture partner of Ningbo Yuming for acquisition further interests in Ningbo Yuming	10,000	—
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	6,940	—
Purchase of machinery from affiliated companies of JinBei	58,089	—
Interest to a jointly controlled entity	17,850	—
Operating lease rental on machinery and equipment charged by a jointly controlled entity	12,840	12,000
Operating lease rental from a jointly controlled entity	15,364	—
Subcontracting charge to a jointly controlled entity	178,685	—
Proceeds from sale of property, plant and equipment
— JinBei and its affiliated companies	4,407	—
— a jointly controlled entity	1,105	—

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

36. RELATED PARTY TRANSACTIONS (Cont’d)

The sale and purchase transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(c)	As at 31st December, 2004, amounts due from affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000

Due from related parties:
— Shanghai Yuantong Automobile Sales and Service Company Limited	—	355,835
— Shanghai Shenhua and its affiliated companies	386,710	54,967
— Affiliated companies of JinBei	58,312	53,242
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	4,408
— Jointly controlled entities	75,224	46,453
— A joint venture partner of Shenyang Aerospace	882	—
— BMW Brilliance arising from the disposal of machinery and equipment	269,003	269,003

	790,131	783,908
Less: Provision for doubtful debts	(24,720)	(9,720)

	765,411	774,188

(i)	The amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

36. RELATED PARTY TRANSACTIONS (Cont’d)

(ii)	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	2004	2003
	RMB’000	RMB’000

Less than six months	403,314	415,305
Between six months to one year	3,619	21
Between one to two years	370,630	358,751
Over two years	12,568	9,831

	790,131	783,908

(d)	As at 31st December, 2004, the notes receivable from affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000

Notes receivable from related parties:
— Affiliated companies of JinBei	22,500	4,505
— Shanghai Shenhua	601,348	487,770
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	3,000
— Associates	19,323	1,900
— Jointly controlled entities	1,972	30,000

	645,143	527,175

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 31st December, 2004.

(e)	At 31st December, 2004, included in prepayments and other current assets were approximately RMB9.5 million (2003: RMB26 million) of prepayments for purchases of raw materials made to an affiliated company of BHL.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

36. RELATED PARTY TRANSACTIONS (Cont’d)

(f)	As at 31st December, 2004, amounts due to affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000

Due to related parties:
— Associates	42,820	65,615
— Jointly controlled entities	234,131	309,781
— Shanghai Shenhua and its affiliated companies	40,570	84,417
— JinBei and its affiliated companies	195,166	216,559
— Affiliated companies of BHL	8,705	2,478
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	1,037
— Affiliated companies of the joint venture partner of Xinguang Brilliance	—	4,967
— Other affiliated companies	1,330	—

	522,722	684,854

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due to affiliated companies is as follows:

	2004	2003
	RMB’000	RMB’000

Less than six months	516,188	643,547
Between six months to one year	5,275	230
Between one to two years	119	40,869
Over two years	1,140	208

	522,722	684,854

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

36. RELATED PARTY TRANSACTIONS (Cont’d)

(g)	As at 31st December, 2004, the notes payable to affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000

Notes payable to related parties:
— Shanghai Shenhua	4,116	—
— Affiliated companies of JinBei	24,229	27,272
— Associates	4,582	3,919
— Jointly controlled entities	87,310	4,140
— Other affiliated companies	925	100

	121,162	35,431

(h)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(i)	As at 31st December, 2004, the advances to affiliated companies consisted of:

	2004	2003
	RMB’000	RMB’000

Advances to related parties:
— Associates	2,163	—
— Jointly controlled entities	20,365	—
— BHL and its affiliated companies	—	172,955
— Affiliated companies of JinBei	16,786	69,748
— Other affiliated companies	138	779

	39,452	243,482
Less: Provision for doubtful debts	(1,975)	—

	37,477	243,482

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

36. RELATED PARTY TRANSACTIONS (Cont’d)

Except for an advance of RMB6.5 million to a jointly controlled entity which is interest bearing at 5.841% per annum, the remaining advances are non-interest bearing. The advances to affiliated companies are unsecured and have no fixed repayment terms.

(j)	As at 31st December, 2004, the advances from affiliated companies consisted of:

	2004	2003
	RMB’000	RMB’000

Advances from related parties:
— Affiliated companies of BHL	14,319	15,294
— Affiliated company of Shanghai Shenhua	230	—
— Affiliated companies of JinBei	945	516
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	1,845
— Financing received from BMW Brilliance (Note 16(b))	74,605	74,605
— Other affiliated companies	382	382

	90,481	92,642

Saved for the advances from BMW Brilliance as detailed in Note 16(b), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

37. CASH (USED IN) GENERATED FROM OPERATIONS

	2004	2003
	RMB’000	RMB’000

(Loss) Profit before taxation	(449,569)	1,253,027
Share of profits less losses of:
Jointly controlled entities	(51,076)	37,310
Associates	(60,436)	(132,411)
Interest income	(58,800)	(52,672)
Interest expense	182,458	167,111
Write back of provision for inventories sold	(15,522)	—
Depreciation of property, plant and equipment	365,521	452,758
Amortisation of intangible assets	226,041	227,077
Amortisation of goodwill of subsidiaries	24,290	24,290
Amortisation of deferred expenses	8,920	1,486
Loss (Gain) on disposals of property, plant and equipment	9,710	(14,004)
Loss on disposals of construction-in-progress	2,809	—
Write back of impairment loss on investment securities	(13,058)	—
Write back of provision for doubtful debts	(1,000)	(5,679)
Provision for inventories	66,832	32,875
Provision for impairment losses on property, plant and equipment	10,000	12,877
Provision for impairment losses on intangible assets	300,000	—
Provision for doubtful debts and write off of bad debts	55,292	4,825
Decrease (Increase) in accounts receivable	32,858	(73,888)
Decrease (Increase) in notes receivable	206,553	(357,708)
Increase in notes receivable from affiliated companies	(117,968)	(314,190)
(Increase) Decrease in amounts due from affiliated companies	(10,157)	268,881
Decrease (Increase) in other receivables	31,335	(40,307)
Decrease in prepayments and other current assets	193,277	118,612
Increase in inventories	(394,986)	(492,915)
Increase in non-current assets	—	(13,786)
(Decrease) Increase in accounts payable	(391,075)	48,461
Increase in notes payable to affiliated companies	—	35,431
Decrease in amounts due to affiliated companies	(162,132)	(29,516)
Increase (Decrease) in customer advances	48,656	(85,206)
(Decrease) Increase in other payables	(145,367)	81,715
Increase (Decrease) in accrued expenses and other current liabilities	85,409	(69,474)
Increase in other tax recoverable	(41,468)	—
Decrease in other taxes payable	(148,334)	(18,838)

Cash (used in) generated from operations	(210,987)	1,066,142

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

38. COMMITMENTS

(a)	Capital commitments

	2004	2003
	RMB’000	RMB’000

Contracted but not provided for:
— Construction projects	265,920	515,212
— Acquisition of plant and machinery	233,254	69,553
— Others	52,010	98,383

	551,184	683,148

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	1,585,781	983,630

(b)	Operating lease commitments

As at 31st December, 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	2004	2003
	RMB’000	RMB’000

Within one year	10,510	11,526
In the second to fifth years inclusive	14,840	17,863
Over five years	39,211	46,687

	64,561	76,076

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

38. COMMITMENTS (Cont’d)

(c)	Future operating lease arrangements

As at 31st December, 2004, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	2004	2003
	RMB’000	RMB’000

Within one year	19,579	14,152
In the second to fifth years inclusive	56,607	56,607
Over five years	119,112	133,264

	195,298	204,023

39. CONTINGENCIES

(a)	As at 31st December, 2004, the Group had bank notes of approximately RMB6,118 million (2003: RMB1,492 million) which were endorsed or discounted but not yet honored.

(b)	As at 31st December, 2004, the Group had provided the following guarantees:

—	Corporate guarantees of approximately RMB296 million (2003: RMB690 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua;

—	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB221 million drawn by Shenyang Aerospace (2003: RMB344 million) which will expire in 2008;

—	Corporate guarantees for bank loans amounting to RMB300 million (2003: RMB300 million) drawn by an affiliated company of BHL. The same amount of bank deposits was pledged as a collateral for the corporate guarantee as detailed in Note 24. The pledge of bank deposits and the corporate guarantees were released on 25th March, 2005; and

—	Corporate guarantees for bank loans amounting to RMB100 million (2003: RMB100 million) drawn by JinBei. Bank deposits of RMB102 million (2003: RMB100 million) was pledged as a collateral for the corporate guarantee as detailed in Note 24.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

39. CONTINGENCIES (Cont’d)

(c)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from, among other things, (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer had already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claimed that the Company was aware of the trust arrangement and further alleged that the Company knowingly participated in a breach of that alleged trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino sought recovery of the Sale Shares and, in the alternative, damages.

Upon an application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company took out a summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on 22nd and 23rd July, 2003. On 31st December, 2003 the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on 9th March, 2004, Broadsino’s application was refused.

Broadsino subsequently issued a Notice of Appeal dated 18th June, 2004, whereby it sought to appeal to the Court of Appeal of Bermuda, Civil Appellate Jurisdiction the decision of the Supreme Court of Bermuda dated 31st December, 2003. The Company responded with a notice of cross appeal dated 21st July, 2004. Following further submissions from each of Broadsino and the Company, the appeal was considered at a hearing in the Court of Appeal on 7th, 8th and 9th March, 2005, in respect of which Broadsino was required to provide security for the Company’s costs of appeal.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2004

39. CONTINGENCIES (Cont’d)

The Court of Appeal of Bermuda ruled in its judgment of 14th March, 2005 in the Company’s favour and dismissed Broadsino’s appeal. The Court of Appeal determined: (a) that Broadsino never had any beneficial interest in the Company’s shares and as such there could be no express or resulting trust in Broadsino’s favour when the shares were transferred to the Foundation; (b) that Broadsino was paid for its interest in Shenyang Automotive and therefore there was no basis for a trust; (c) that even if Broadsino had not been paid for its interests in Shenyang Automotive there was no basis for a trust but instead a contractual claim in debt; and (d) that there was no evidence before the Court of Appeal that the Company by its directors knew of the alleged trust.

On 5th April, 2005, Broadsino acting through its Bermuda counsel, has submitted a notice of motion for leave to appeal to the Court of Appeal of Bermuda, which seeks leave to appeal to the Privy Council with respect to the Court of Appeal’s judgment. This matter is expected to be considered by the Court of Appeal on 9th June, 2005.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group, and intend to continue the defence of this legal action.

(d)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005. The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

40. APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on pages 28 to 95 were approved and authorised for issue by the Board of Directors on 25th April, 2005.

Supplementary Financial Information

The Group has prepared a separate set of financial statements for the year ended 31st December, 2004 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

			2004	2003
	Note		RMB’000	RMB’000

Reconciliation of net income:
Profit attributable to shareholders reported under HK GAAP			48,569	936,447
Stock-based compensation	(a	)	—	(173,213)
Additional depreciation on capitalisation of borrowing costs	(b	)	(4,207)	—
Write-off of development costs	(c	)	(303,493)	(35,835)
Impairment of intangible assets	(c	)	250,000	—
Non-amortisation of goodwill	(d	)	47,553	47,553
Impairment of goodwill	(d	)	(47,320)	—
Write back of impairment losses on investment securities	(e	)	(13,058)	—
Deferred tax effect on US GAAP adjustments	(f	)	12,786	—
Others			10,384	5,890

Profit attributable to shareholders reported under US GAAP			1,214	780,842

Other comprehensive income:
Fair value adjustment for securities available held-for-sales	(e	)	28,468	—

Comprehensive income reported under US GAAP			29,682	780,842

Supplementary Financial Information (Cont’d)

			2004	2003
			RMB’000	RMB’000

Reconciliation of net assets:
Net assets reported under HK GAAP			6,881,886	6,891,652
Additional depreciation on capitalisation of borrowing costs	(b	)	7,596	11,803
Write-off of development costs	(c	)	(409,710)	(106,217)
Impairment of intangible assets	(c	)	250,000	—
Non-amortisation of goodwill	(d	)	144,113	96,560
Impairment of goodwill	(d	)	(47,320)	—
Write back of impairment losses on investment securities	(e	)	(13,058)	—
Fair value adjustment for securities available held-for-sales	(e	)	28,468	—
Deferred tax effect on US GAAP adjustments	(f	)	12,786	—
Others			2,893	(7,491)

Net assets reported under US GAAP			6,857,654	6,886,307

(a)	On 18th December, 2003, Huachen, the then single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the market price at the same date was HK$1.45 per share.

The Company accounts for employee stock-based compensation using the intrinsic value method under US GAAP. It requires that discounts granted to employees under a compensatory share option scheme be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the quoted market value of the equity instrument exceeds the exercise price of the option on the date of grant. Consequently, a final portion of the compensation expense amounting to approximately RMB173.2 million associated with the call options was charged to the consolidated income statement for the year ended 31st December, 2003 under US GAAP. The options were fully vested in 2003. As of 31st December, 2004, no share option was granted.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

(b)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. The adjustment represents the additional annual depreciation for the higher interest capitalised under US GAAP.

Supplementary Financial Information (Cont’d)

(c)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated provision of impairment, if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred and related impairment are reversed.

At 31st December, 2004, the Group provided impairment losses of RMB300 million on the intangible assets in relation to Zhonghua sedans, including development costs capitalised under HK GAAP but already being charged to the consolidated income statement previously under US GAAP. As a result, only RMB50 million impairment losses are required and RMB250 million impairment losses are reversed.

(d)	Under HK GAAP, goodwill is amortised on a straight-line method over the shorter of the expected future economic life of 20 years or the remaining lives of the respective joint ventures from their initial recognition. Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.

As the Group adopted SFAS No. 142, goodwill stated under US GAAP is higher than that stated under HK GAAP. As a result, an impairment loss of RMB47.32 million on the goodwill is required under US GAAP after impairment review at 31st December, 2004 while it is not required under HK GAAP.

(e)	Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less accumulated provisions for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Available-for-sale securities are carried at fair value and any unrealised gains or losses are reported as a component of comprehensive income. If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realised loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

The US GAAP adjustments represent fair value adjustments for securities held-for-sales reported in other comprehensive income and the effect of write back of previous impairment charges on the investment securities recognized in 2002 under HK GAAP.

(f)	As a result of these differences of accounting treatments between US GAAP and HK GAAP mentioned above, the deferred tax assets calculated under US GAAP is approximately RMB12.79 million more than as stated under HK GAAP.